Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 16, commenced January 1, 2014

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires, Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company:

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest held by the Controlling Company in the Shareholders’ Equity as of 09.30.14: 21.63%

Interest held by the Controlling Company in the Votes as of 09.30.14: 57.98%

Capital Status as of 09.30.14 (Note 8 to the Financial Statements):

Figures Stated in Thousands of Pesos for “Subscribed”, “Paid-in” and “Registered” Shares

Shares

Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered

281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222

1,019,042,947	Ordinary Class “B”, Face Value of 1	1	1,019,043	1,019,043	1,019,043

1,300,264,597			1,300,265	1,300,265	1,300,265

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	09.30.14	12.31.13

Assets

Cash and Due from Banks		14,477,439	12,560,345

Cash		3,187,551	2,930,380

Financial Institutions and Correspondents		11,289,888	9,629,965

Argentine Central Bank (B.C.R.A.)		11,124,880	9,473,778

Other Local Financial Institutions		37,518	36,014

Foreign		127,490	120,173

Government and Private Securities	3	10,973,976	3,987,329

Holdings Recorded at Fair Market Value		2,898,296	742,873

Holdings Recorded at their Acquisition Cost plus the I.R.R.		387,898	1,137,013

Instruments Issued by the Argentine Central Bank		7,687,782	2,077,018

Investments in Listed Private Securities		-	30,425

Loans	4 and 5	61,579,483	55,264,926

To the Non-financial Public Sector		14,863	12,570

To the Financial Sector		594,907	632,838

Interbank Loans (Call Money Loans Granted)		129,781	135,000

Other Loans to Local Financial Institutions		386,346	462,927

Accrued Interest, Adjustments and Exchange Rate Differences Receivable		78,780	34,911

To the Non-financial Private Sector and Residents Abroad		63,622,611	56,748,165

Overdrafts		5,898,109	3,323,226

Promissory Notes		15,429,861	13,322,514

Mortgage Loans		1,743,287	1,803,375

Collateral Loans		494,053	480,707

Personal Loans		7,260,828	8,050,655

Credit Card Loans		30,795,174	27,388,708

Others		1,329,313	1,825,190

Accrued Interest, Adjustments and Exchange Rate Differences Receivable		944,924	826,668

Unearned Discount		(272,538)	(270,564)

Unallocated Collections		(400)	(2,314)

Allowances	6	(2,652,898)	(2,128,647)

Other Receivables Resulting from Financial Brokerage		6,968,600	5,696,143

Argentine Central Bank		1,147,407	1,048,268

Amounts Receivable for Spot and Forward Sales to be Settled		629,541	199,623

Securities Receivable under Spot and Forward Purchases to be Settled		627,949	248,613

Others Not Included in the Debtor Classification Regulations	7	3,233,380	2,505,274

Unlisted Negotiable Obligations	5	855,675	1,091,061

Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	67,853	15,068

Others Included in the Debtor Classification Regulations	5	586,242	664,859

Accrued Interest Receivable Included in the Debtor Classification Regulations	5	652	2,810

Allowances		(180,099)	(79,433)

Receivables from Financial Leases		1,038,329	1,128,067

Receivables from Financial Leases	5	1,027,410	1,121,026

Accrued Interest and Adjustments Receivable	5	22,947	23,024

Allowances		(12,028)	(15,983)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	09.30.14	12.31.13

Equity Investments	9	51,705	89,953

In Financial Institutions		4,196	3,231

Others		49,442	108,817

Allowances		(1,933)	(22,095)

Miscellaneous Receivables		1,825,578	1,161,669

Receivables for Assets Sold	5	8,318	9,811

Minimum Presumed Income Tax – Tax Credit	1.15	10,632	16,899

Others	10	1,913,072	1,262,530

Other Accrued Interest and Adjustments Receivable		18,367	11,416

Allowances		(124,811)	(138,987)

Bank Premises and Equipment	11	1,470,980	1,394,243

Miscellaneous Assets	12	290,952	233,479

Intangible Assets	13	1,702,426	1,434,230

Goodwill		27,409	13,249

Organization and Development Expenses		1,675,017	1,420,981

Unallocated Items		9,684	4,022

Other Assets	14	255,548	201,417

Total Assets		100,644,700	83,155,823

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	09.30.14	12.31.13

Liabilities

Deposits		59,930,445	51,395,323

Non-financial Public Sector		1,914,751	1,706,215

Financial Sector		28,433	22,101

Non-financial Private Sector and Residents Abroad		57,987,261	49,667,007

Checking Accounts		14,648,055	11,990,174

Savings Accounts		13,843,682	11,801,077

Time Deposits		28,070,021	24,875,124

Investment Accounts		330,526	68,767

Others		528,435	505,869

Accrued Interest, Adjustments and Exchange Rate Differences Payable		566,542	425,996

Other Liabilities Resulting from Financial Brokerage		24,649,528	19,333,341

Argentine Central Bank		4,896	6,028

Others		4,896	6,028

Banks and International Entities		1,606,354	679,760

Unsubordinated Negotiable Obligations	16	7,433,558	5,787,631

Amounts Payable for Spot and Forward Purchases to be Settled		625,703	247,366

Securities to be Delivered under Spot and Forward Sales to be Settled		678,382	201,123

Loans from Local Financial Institutions		1,341,202	1,442,501

Interbank Loans (Call Money Loans Received)		145,300	105,500

Other Loans from Local Financial Institutions		1,182,579	1,321,031

Accrued Interest Payable		13,323	15,970

Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	36,964	66,908

Others	17	12,654,896	10,725,506

Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	267,573	176,518

Miscellaneous Liabilities		3,216,240	2,475,782

Directors’ and Syndics’ Fees		20,863	23,165

Others	18	3,195,377	2,452,617

Provisions	19	401,444	442,872

Subordinated Negotiable Obligations	16	1,968,903	1,656,297

Unallocated Items		36,365	15,532

Other Liabilities	20	348,535	287,488

Minority Interest in Controlled Companies		729,413	601,959

Total Liabilities		91,280,873	76,208,594

Shareholders’ Equity		9,363,827	6,947,229

Total Liabilities and Shareholders’ Equity		100,644,700	83,155,823

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

Memorandum Accounts	Notes	09.30.14	12.31.13

Debit		119,254,404	91,306,310

Contingent		19,705,332	19,403,715

Loans Obtained (Unused Balances)		3,000	64,202

Guarantees Received		12,719,405	13,055,174

Others not Included in the Debtor Classification Regulations		-	16,780

Contingencies re. Contra Items		6,982,927	6,267,559

Control		68,391,497	48,697,309

Loans Classified as Irrecoverable		3,216,651	2,429,743

Others	21	63,432,840	44,930,819

Control re. Contra Items		1,742,006	1,336,747

Derivatives	8	24,899,603	17,068,790

“Notional” Value of Forward Transactions without Delivery of Underlying Asset		14,349,250	11,759,787

Interest Rate Swaps		347,436	919,365

Derivatives re. Contra Items		10,202,917	4,389,638

Trust Accounts		6,257,972	6,136,496

Trust Funds	22	6,257,972	6,136,496

Credit		119,254,404	91,306,310

Contingent		19,705,332	19,403,715

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	4,802,682	4,423,341

Guarantees Granted to the Argentine Central Bank		2,427	2,235

Other Guarantees Granted Included in the Debtor Classification Regulations	5	403,657	430,915

Other Guarantees Granted not Included in the Debtor Classification Regulations		953,155	619,906

Others Included in the Debtor Classification Regulations	5	741,702	725,563

Others not Included in the Debtor Classification Regulations		79,304	65,599

Contingencies re. Contra Items		12,722,405	13,136,156

Control		68,391,497	48,697,309

Checks and Drafts to be Credited		1,740,984	1,310,307

Others		1,022	26,440

Control re. Contra Items		66,649,491	47,360,562

Derivatives	8	24,899,603	17,068,790

“Notional” Value of Forward Transactions without Delivery of Underlying Asset		10,202,917	4,389,638

Derivatives re. Contra Items		14,696,686	12,679,152

Trust Accounts		6,257,972	6,136,496

Trust Liabilities re. Contra Items		6,257,972	6,136,496

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.14	09.30.13

Financial Income		14,884,079	9,104,575

Interest on Cash and Due from Banks		-	11

Interest on Loans to the Financial Sector		134,391	69,168

Interest on Overdrafts		1,167,692	644,789

Interest on Promissory Notes		2,642,426	1,727,880

Interest on Mortgage Loans		242,858	144,321

Interest on Collateral Loans		62,747	42,268

Interest on Credit Card Loans		4,666,051	3,096,394

Interest on Financial Leases		165,468	133,685

Interest on Other Loans		2,662,289	2,272,560

Net Income from Government and Private Securities		1,972,669	642,344

Interest on Other Receivables Resulting from Financial Brokerage		146,181	50,989

Net Income from Secured Loans - Decree No. 1387/01		2,937	2,064

C.E.R. Adjustment		1,118	632

Others		1,017,252	277,470

Financial Expenses		7,558,539	4,263,075

Interest on Savings Account Deposits		1,430	3,847

Interest on Time Deposits		4,904,308	2,565,715

Interest on Interbank Loans Received (Call Money Loans)		17,797	9,338

Interest on Other Loans from Financial Institutions		104,328	66,330

Interest on Other Liabilities Resulting From Financial Brokerage		1,122,537	666,635

Interest on Subordinated Negotiable Obligations		228,797	112,151

Other Interest		60,038	21,473

Net Income from Options		-	2,487

C.E.R. Adjustment		286	68

Contributions Made to Deposit Insurance Fund		72,060	54,508

Exchange Rate Differences on Gold and Foreign Currency		21,223	82,913

Others	24	1,025,735	677,610

Gross Financial Brokerage Margin		7,325,540	4,841,500

Provision for Loan Losses		1,893,729	1,267,975

Income from Services		5,907,251	4,501,020

Related to Lending Transactions		1,199,076	1,143,998

Related to Borrowing Transactions		900,113	671,288

Other Commissions		170,214	132,220

Others	24	3,637,848	2,553,514

Expenses For Services		1,807,937	1,430,794

Commissions		874,561	675,655

Others	24	933,376	755,139

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.14	09.30.13

Administrative Expenses		6,698,510	5,446,714

Personnel Expenses		3,818,633	3,133,523

Directors’ and Syndics’ Fees		60,734	46,108

Other Fees		161,357	171,540

Advertising and Publicity		309,463	292,258

Taxes		612,653	440,660

Depreciation of Bank Premises and Equipment	11	126,725	112,698

Amortization of Organization Expenses	13	231,625	184,614

Other Operating Expenses		820,230	661,459

Others		557,090	403,854

Net Income from Financial Brokerage		2,832,615	1,197,037

Income from Insurance Activities	25	868,596	676,871

Minority Interest		(152,810)	(169,360)

Miscellaneous Income		799,606	515,689

Net Income from Equity Investments		162,953	97,486

Penalty Interest		230,266	150,920

Loans Recovered and Allowances Reversed		223,420	172,341

Others	24	182,967	94,942

Miscellaneous Losses		309,706	219,449

Penalty Interest and Charges in favor of the Argentine Central Bank		29	42

Provisions for Losses on Miscellaneous Receivables and Other Provisions		192,444	142,194

C.E.R. Adjustment		1	45

Amortization of Differences Arising from Court Resolutions		3,395	5,636

Depreciation and Losses from Miscellaneous Assets	12	804	707

Amortization of Goodwill	13	5,348	1,455

Others	24	107,685	69,370

Net Income before Income Tax		4,038,301	2,000,788

Income Tax	1.14	1,583,108	804,057

Net Income for the Period	27	2,455,193	1,196,731

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.14	09.30.13

Changes in Cash and Cash Equivalents

Cash at Beginning of Fiscal Year	29	15,823,881	11,323,978

Cash at Period-end	29	19,730,519	13,526,117

Net Increase in Cash (in Constant Currency)		3,906,638	2,202,139

Causes for Changes in Cash (in Constant Currency)

Operating Activities

Net Collections/(Payments) for:

Government and Private Securities		(3,412,111)	(673,538)

Loans

To the Financial Sector		123,091	12,972

To the Non-financial Public Sector		126	17

To the Non-financial Private Sector and Residents Abroad		3,842,277	287,016

Other Receivables Resulting from Financial Brokerage		1,479,800	(23,079)

Receivables from Financial Leases		256,938	(54,299)

Deposits

From the Financial Sector		6,332	(10,973)

From the Non-financial Public Sector		208,536	363,510

From the Non-financial Private Sector and Residents Abroad		2,378,970	3,664,455

Other Liabilities Resulting from Financial Brokerage

Financing from the Financial Sector

Interbank Loans (Call Money Loans Received)		22,003	31,762

Others (Except from Liabilities Included in Financing Activities)		1,418,200	448,260

Collections related to Income from Services		7,260,095	5,509,946

Payments related to Expenses for Services		(1,607,324)	(1,266,791)

Administrative Expenses Paid		(6,941,343)	(5,559,401)

Payment of Organization and Development Expenses		(484,721)	(437,263)

Collection for Penalty Interest, Net		230,266	98,128

Differences Arising from Court Resolutions Paid		(3,395)	(5,636)

Collection of Dividends from Other Companies		76,233	38,989

Other Collections related to Miscellaneous Profits and Losses		79,392	150,862

Net Collections / (Payments) for Other Operating Activities

Other Receivables and Miscellaneous Liabilities		(979,483)	(914,222)

Other Operating Activities, Net		(317,896)	(68,126)

Income Tax and Minimum Presumed Income Tax Payment		(1,045,693)	(386,801)

Net Cash Flow Provided by Operating Activities		2,590,293	1,205,788

Investing Activities

Payments for Bank Premises and Equipment, Net		(171,301)	(169,923)

Payments for Miscellaneous Assets, Net		(83,943)	(106,210)

Payments for Equity Investments		(49,376)	(8,955)

Collections from Sale of Equity Investments		40,099	926

Net Cash Flow Used for Investing Activities		(264,521)	(284,162)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.14	09.30.13

Financing Activities

Net Collections/(Payments) for:

Unsubordinated Negotiable Obligations		12,166	416,362

Argentine Central Bank

Others		(1,132)	1,717

Banks and International Entities		669,879	243,451

Subordinated Negotiable Obligations		(346,037)	(79,848)

Loans from Local Financial Institutions		(245,425)	200,867

Distribution of Dividends		(49,520)	(34,850)

Net Cash Flow Provided by Financing Activities		39,931	747,699

Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		1,540,935	532,814

Net Increase in Cash		3,906,638	2,202,139

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the “Company”) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (the “Bank”). The Bank is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, with the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the regulations of the National Securities Commission (“C.N.V.”) (N.T. 2013). These financial statements include the balances corresponding to the operations carried out by the Company and its subsidiaries.

The financial statements of the Company have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that the Bank is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, and pursuant to the regulations of the C.N.V. (N.T. 2013), the Company has adopted the valuation and disclosure criteria applied by the Bank , which in some significant aspects differ from Argentine GAAP in force in Buenos Aires. (See Note 1.16).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which in some aspects differ from Argentine GAAP in force in Buenos Aires, in particular as regards the valuation of investments in Secured Loans and certain Government Securities. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

These consolidated financial statements include the balances of its subsidiary abroad: Banco Galicia Uruguay S.A. (in liquidation). The conversion into Pesos of this subsidiary’s accounting balances was made according to the following:

i.	Assets and liabilities were converted into Pesos according to item 1.2 of this Note.
ii.	Allotted capital has been computed for the actually disbursed restated amounts.
iii.	Retained earnings were determined as the difference between assets, liabilities and the allotted capital.
iv.

Net income for the period was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at period-end. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

CONSIDERATION OF THE EFFECTS OF INFLATION:

These consolidated financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Pronouncement No. 6 of F.A.C.P.C.E. In line with Communiqué “A” 3921 of the Argentine Central Bank, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

This criterion is not in line with Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Buenos Aires (C.P.C.E.C.A.B.A.), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (I.N.D.E.C.).

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet, Schedules and Notes corresponds to the end of the previous fiscal year, while that of the Income Statement, the Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents correspond to the same period of the previous fiscal year.

Certain figures in the consolidated financial statements for the year ended December 31, 2013 and the nine-month period ended September 30, 2013 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the period/fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies, among others. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1.        ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2.        ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of September 30, 2014, December 31, 2013 and September 30, 2013, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $ 8.4643, $ 6.5180 and $ 5.7915, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued at period/fiscal year-end, where applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3.        GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. is charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. is charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account.

b.4. Argentine Saving Bond for Economic Development (BAADE – Bono Argentino de Ahorro para el Desarrollo Económico) and Saving Promissory Note for Economic Development (Pagaré de Ahorro para el Desarrollo Económico), acquired through primary subscription. These are recorded at their acquisition cost, the monthly accrual of the I.R.R. being charged to income.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of September 30, 2014 and December 31, 2013, taking into account the above-mentioned valuation criteria, the Company records its holdings according to the following:

1.3.1.      Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion is applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

1.3.2.      Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this account, the Company records Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015), and the Argentine Saving Bond for Economic Development (BAADE), among others.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion is applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

1.3.3.      Investments in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price in the corresponding market, less estimated selling costs, when applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3.4.     Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank which are included in the volatilities list have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Holdings of instruments issued by the Argentine Central Bank which are not included in the volatilities list have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantee and in repo transactions, when appropriate.

1.4.        ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in a non-accrual status.

1.5.        OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1.      Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at period/fiscal year-end, less estimated selling costs, when applicable.

1.5.2.     Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3.     Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts — with government-sector assets as underlying assets — have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4.     Unlisted Negotiable Obligations

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.6.        RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7.        EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8.        BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the rest of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

1.9.        INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated amortization.

Amortization has been recognized on a straight-line basis over 120 months for “Goodwill” and over 60 months for “Organization and Development Expenses”.

Effective March 2003, the Argentine Central Bank established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the $ 1.40 per U.S. Dollar exchange rate adjusted by the C.E.R. and interest accrued up to the payment date must also be recorded under this account.

As of September 30, 2014 and December 31, 2013, this item has been fully amortized; thus total accumulated amortization amounts to $ 895,209 and $ 891,814, respectively.

The Bank carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the Argentine Central Bank only. However, the Bank has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in U.S. Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, the Bank formally requested the National Executive Branch, with a copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the “asymmetric pesification” and especially for the negative effect on its financial condition caused by court resolutions.

In June 2014, through Resolution No. 365, the Ministry of Economy and Public Finance rejected the administrative claim filed by the Bank. The Bank is analyzing which course of action to follow.

1.10.        MISCELLANEOUS LIABILITIES

1.10.1.     Liabilities – Customers Fidelity Program “Quiero”

The fair value of the points assigned to customers through the “Quiero” Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of September 30, 2014 and December 31, 2013, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $ 175,819 and $ 129,535, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.11.       ALLOWANCES AND PROVISIONS:

1.11.1.    Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of the Company’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

1.11.2.    Severance Payments

The Company directly charges severance payments to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3.    Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12.      NEGATIVE GOODWILL

The Company recorded a negative goodwill. This stems from the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the value of assets and liabilities purchased as of September 30, 2010. Such negative goodwill is recorded under the “Liabilities – Provisions” caption. As of September 30, 2014 and December 31, 2013, it amounts to $ 74,342 and $ 148,685, respectively, net of amortizations.

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations in that regard.

1.13.      DERIVATIVES AND HEDGING TRANSACTIONS

They have been recorded as stated in Note 8.

1.14.      INCOME TAX

Pursuant to the Argentine Central Bank regulations, at the subsidiaries the Bank and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.15.      MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is to coincide with the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Based on the foregoing, as of September 30, 2014 and December 31, 2013, the Company has assets for $ 10,632 and $ 16,899, respectively.

1.16.      DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in Buenos Aires are detailed below:

1.16.1. Accounting for Income Tax according to the Deferred Tax Method

The subsidiaries, the Bank and Compañía Financiera Argentina S.A., determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries, would determine deferred tax assets amounting to $ 289,899 as of September 30, 2014 and to $ 252,945 as of December 31, 2013.

1.16.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in Buenos Aires, the above-mentioned assets must be valued at their current value.

As of September 30, 2014 and December 31, 2013, the application of this criterion would determine an increase in Shareholders’ Equity of about $ 70,590 and $ 43,220, respectively, due to the securities held by the Bank.

1.16.3. Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

1.16.4. Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the moment of the purchase. Such negative goodwill is recorded under the “Liabilities – Provisions” account.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of September 30, 2014 and December 31, 2013, the negative goodwill balance amounts to $ 74,342 and $ 148,685, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16.5. Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.16.6. Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiary for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP. Argentine GAAP requires that: a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at period-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or expenses, when appropriate.

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

1.17.      ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (I.F.R.S.) BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the International Accounting Standards Board (the “I.A.S.B.”) for certain entities included within the public offering system, whether because of their capital or their notes, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., in Article 2 – Section I – Chapter I of Title IV: Periodic Reporting System of the C.N.V. (N.T. 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

With regard to the requirements set forth in the aforementioned article, the following is detailed:

-	The Company’s corporate purpose is exclusively related to financial and investment activities;
-	The interest in the Bank accounts for 94.26% of the Company’s assets, being the Company’s main asset;
-	95.35% of Grupo Financiero Galicia’s income stems from the interest in the Bank’s income; and
-	The Company has a 100% interest in the Bank, thus having control over such institution. (See also Note 2 to the consolidated financial statements).

In February 2014, the Argentine Central Bank decided financial institutions should comply with the I.F.R.S., effective for fiscal years commenced in January 2018. In September 2014, the Argentine Central Bank disclosed the content and formalities the Implementation Plan for compliance with the I.F.R.S should have, which Plan shall be approved by the financial institutions’ Board of Directors and submitted before March 31, 2015.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

Information as of:	09.30.14

Issuing Company	Direct and Indirect Holding

	Shares		Percentage of Equity Investment Held in

	Type	Amount	Total Capital	Possible Votes

Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000

Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	110,530	100.00000	100.00000

Cobranzas Regionales S.A. (***)	Ordinary	10,000	77.00000	77.00000

Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000

Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	20,000	100.00000	100.00000

Galicia Broker Asesores de Seguros S.A.	Ordinary	71,314	99.99439	99.99439

Galicia Cayman S.A.	Ordinary	132,657,332	100.00000	100.00000

Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,512,278	99.99993	99.99993

Galicia Seguros S.A.	Ordinary	18,308,870	99.99978	99.99978

Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000

Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000

Net Investment S.A.	Ordinary	12,000	100.00000	100.00000

Procesadora Regional S.A.	Ordinary	16,263,554	78.15000	78.15000

Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000

Tarjeta Naranja S.A. (****)	Ordinary	2,400	77.00000	77.00000

Tarjetas Cuyanas S.A. (****)	Ordinary	3,233,283	77.00000	77.00000

Tarjetas del Mar S.A. (****)	Ordinary	35,707,712	60.00000	60.00000

Tarjetas Regionales S.A. (*)	Ordinary	1,077,774,298	77.00000	77.00000

(*) Ordinary shares A and B. (**) With a F.V. of 1000. (***) With a F.V. of 100. (****) With a F.V. of 10.

Information as of:	12.31.13

Issuing Company	Direct and Indirect Holding

	Shares		Percentage of Equity Investment Held in

	Type	Amount	Total Capital	Possible Votes

Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	560,199,603	99.62174%	99.62174%

Banco Galicia Uruguay S.A. (In liquidation) (**)	Ordinary	174,621	99.62174%	99.62174%

Cobranzas Regionales S.A. (***)	Ordinary	7,671	76.70874%	76.70874%

Cobranzas y Servicios S.A.	Ordinary	473,217	99.47222%	99.47222%

Compañía Financiera Argentina S.A.	Ordinary	555,516,744	99.63309%	99.63309%

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	19,924	99.62174%	99.62174%

Galicia Broker Asesores de Seguros S.A.	Ordinary	71,276	99.94711%	99.94711%

Galicia Cayman S.A.	Ordinary	16,580,168	99.62174%	99.62174%

Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,510,142	99.95265%	99.95265%

Galicia Seguros S.A.	Ordinary	18,300,173	99.95250%	99.95250%

Galicia Valores S.A.	Ordinary	996,221	99.62208%	99.62208%

Galicia Warrants S.A.	Ordinary	999,527	99.95272%	99.95272%

Net Investment S.A.	Ordinary	11,994	99.95272%	99.95272%

Procesadora Regional S.A.	Ordinary	12,661,890	77.85439%	77.85439%

Sudamericana Holding S.A.	Ordinary	185,565	99.95272%	99.95272%

Tarjeta Naranja S.A. (****)	Ordinary	1,841	76.70874%	76.70874%

Tarjetas Cuyanas S.A. (****)	Ordinary	2,480,211	76.70874%	76.70874%

Tarjetas del Mar S.A. (****)	Ordinary	3,771,369	99.56196%	99.56196%

Tarjetas Regionales S.A. (*)	Ordinary	826,747,094	76.70874%	76.70874%

(*) Ordinary shares A and B. It includes 25,454,193 ordinary class “B” shares incorporated due to the Merger described in Note 16 to the Financial Statements.

(**) With a F.V. of 1000. (***) With a F.V. of 100. (****) With a F.V. of 10.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	09.30.14

Company	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	83,589,376	74,524,739	9,064,637	2,323,801

Banco Galicia Uruguay S.A. (in liquidation)	55,817	5,061	50,756	(2,459)

Cobranzas Regionales S.A.	31,051	13,639	17,412	2,677

Cobranzas y Servicios S.A.	49,226	11,994	37,232	10,652

Compañía Financiera Argentina S.A.	3,762,345	2,664,458	1,097,887	87,963

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	53,015	16,236	36,779	32,857

Sudamericana Holding S.A.	335,331	4,874	330,457	177,886

Galicia Cayman S.A.	537,569	-	537,569	4,982

Galicia Retiro Compañía de Seguros S.A.	109,713	93,061	16,652	459

Galicia Seguros S.A.	814,628	529,129	285,499	55,499

Galicia Valores S.A.	159,621	120,783	38,838	13,390

Galicia Warrants S.A.	47,068	21,119	25,949	11,553

Net Investment S.A.	174	6	168	19

Procesadora Regional S.A.	26,158	8,369	17,789	1,898

Galicia Broker Asesores de Seguros S.A.	9,976	5,780	4,196	776

Tarjeta Naranja S.A.	12,405,782	10,140,697	2,265,085	453,351

Tarjetas Cuyanas S.A.	2,790,161	2,251,591	538,570	151,631

Tarjetas del Mar S.A.	620,116	521,534	98,582	16,747

Tarjetas Regionales S.A.	3,035,041	35,330	2,999,711	631,270

Information as of:	12.31.13			09.30.13

Company	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	69,000,176	62,259,344	6,740,832	1,230,698

Banco Galicia Uruguay S.A. (In liquidation)	80,558	17,826	62,732	2,044

Cobranzas Regionales S.A.	24,863	10,128	14,735	5,512

Cobranzas y Servicios S.A.	31,146	4,566	26,580	1,773

Compañía Financiera Argentina S.A.	3,641,812	2,631,887	1,009,925	127,787

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	33,260	9,338	23,922	7,924

Galicia Broker Asesores de Seguros S.A.	4,337	2,752	1,585	945

Galicia Cayman S.A.	435,521	-	435,521	15,446

Galicia Retiro Compañía de Seguros S.A.	96,832	81,772	15,060	353

Galicia Seguros S.A.	634,484	383,467	251,017	40,630

Galicia Valores S.A.	55,719	30,271	25,448	2,206

Galicia Warrants S.A.	42,890	17,485	25,405	9,730

Net Investment S.A.	160	11	149	-

Procesadora Regional S.A.	25,835	9,945	15,890	(1,240)

Sudamericana Holding S.A.	291,079	3,510	287,569	44,403

Tarjeta Naranja S.A.	10,905,765	8,963,681	1,942,084	345,581

Tarjetas Cuyanas S.A.	2,292,860	1,869,326	423,534	100,674

Tarjetas del Mar S.A.	453,826	403,910	49,916	9,469

Tarjetas Regionales S.A.	2,512,228	8,534	2,503,694	454,100

On February 25, 2014, the Company’s Board of Directors resolved the following: (i) to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831, with regard to all the remaining shares of the Bank held by third parties; (ii) to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties; (iii) to request the National Securities Commission the immediate withdrawal of the Bank from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831; (iv) to appoint the Bank as the financial institution where The Company shall deposit the amount corresponding to the total value of the Bank’s remaining shares; and (v) to give the Bank notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of the Bank’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On August 4, 2014, the statement of willingness to acquire was executed by public deed, what makes the Company the owner, by operation of law, of all of the Bank’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831. The unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.) on September 12, 2014.

On April 7, 2014, the Bank presented the Company with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, being the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price. On April 15, 2014, the Company’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión capital stock, and paid 25% of the total agreed price, which amounted to $ 39,482. The remaining 75% was paid on October 10, 2014.

During this period, the Extraordinary Shareholders’ Meeting of Banco Galicia Uruguay S.A. (in liquidation) decided to redeem shares for an amount equivalent to US$ 3,337.

Galicia (Cayman) Ltd.’s Shareholders’ Meeting held in March 2014 decided to transfer its domicile in the Cayman Islands to the Republic of Argentina. The company was registered at the Bureau of Legal Entities (Dirección de Personas Jurídicas) of the Province of Mendoza under the name Galicia Cayman S.A.

In September 2014, the Bank entered into a Preliminary Merger Agreement with Galicia Cayman S.A. to formalize the merger by absorption of Galicia Cayman S.A., which has been in force since October 1, 2014. The Bank holds 99.989% of the company’s capital stock, and has a call option corresponding to 0.011% of the remaining capital stock, which holder is Cobranzas y Servicios S.A. Such option shall be exercised before signing the Final Merger Agreement.

Tarjetas del Mar S.A.’s General Extraordinary Shareholders’ Meeting, held in May 2014, decided to increase the capital stock in the amount of $ 31,919, which was completely subscribed by Sociedad Anónima Importadora y Exportadora de la Patagonia. By virtue of the aforementioned decision, the company’s capital stock is composed as follows: Banco de Galicia S.A.: 58.8% interest; Compañía Financiera Argentina S.A.: 1.2% interest; Sociedad Anónima Importadora y Exportadora de la Patagonia: 40% interest.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The minority interest percentages at period/fiscal year-end are the following:

Information as of:	09.30.14	12.31.13

Banco de Galicia y Buenos Aires S.A.	-	0.37826%

Banco Galicia Uruguay S.A. (in liquidation)	-	0.37826%

Cobranzas Regionales S.A.	23.00000%	23.29126%

Cobranzas y Servicios S.A.	-	0.52778%

Compañía Financiera Argentina S.A.	-	0.36691%

Galicia Cayman S.A.	-	0.37826%

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	-	0.37826%

Galicia Broker Asesores de Seguros S.A.	0.00561%	0.05289%

Galicia Retiro Compañía de Seguros S.A.	0.00007%	0.04735%

Galicia Seguros S.A.	0.00022%	0.04750%

Galicia Valores S.A.	-	0.37792%

Galicia Warrants S.A.	-	0.04728%

Net Investment S.A.	-	0.04728%

Procesadora Regional S.A.	21.85000%	22.14561%

Sudamericana Holding S.A.	-	0.04728%

Tarjeta Naranja S.A.	23.00000%	23.29126%

Tarjetas Cuyanas S.A.	23.00000%	23.29126%

Tarjetas del Mar S.A.	40.00000%	0.43804%

Tarjetas Regionales S.A.	23.00000%	23.29126%

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

As of September 30, 2014 and December 31, 2013, holdings of government and private securities were as follows:

	09.30.14	12.31.13

Government Securities

Holdings Recorded at Fair Market Value

Government Bonds	2,898,296	742,873

Total Holdings Recorded at Fair Market Value	2,898,296	742,873

Holdings Recorded at their Acquisition Cost plus the I.R.R.

Government Bonds	387,898	1,137,013

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	387,898	1,137,013

Instruments Issued by the Argentine Central Bank

Argentine Central Bank Bills at Fair Market Value	1,759,259	948,838

Argentine Central Bank Bills for Repo Transactions	185,798	-

Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	5,742,725	1,110,230

Argentine Central Bank Notes at Fair Market Value	-	17,950

Total Instruments Issued by the Argentine Central Bank	7,687,782	2,077,018

Total Government Securities	10,973,976	3,956,904

Private Securities

Negotiable Obligations (Listed)	-	30,425

Total Private Securities	-	30,425

Total Government and Private Securities	10,793,976	3,987,329

NOTE 4. LOANS

The lending activities carried out by the Company through its subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

 Overdrafts: Short-term obligations issued in favor of customers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of September 30, 2014 and December 31, 2013, the classification of the loan portfolio was as follows:

	09.30.14	12.31.13

Non-financial Public Sector	14,863	12,570

Financial Sector	594,907	632,838

Non-financial Private Sector and Residents Abroad	63,622,611	56,748,165

With Preferred Guarantees	2,705,663	2,433,356

With Other Collateral	8,455,526	8,257,006

With No Collateral	52,461,422	46,057,803

Subtotal	64,232,381	57,393,573

Allowance for Loan Losses	(2,652,898)	(2,128,647)

Total	61,579,483	55,264,926

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is detailed as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description

Normal

Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation

Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up - Under Negotiation or under Refinancing Agreements.	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.

With Problems

Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.

Uncollectible

Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description

Normal

This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Low Risk	It includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.

Medium Risk	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.

High Risk	It includes customers with payments in arrears of more than 180 days and up to one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The category “financing” includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	09.30.14	12.31.13

Loans	64,232,381	57,393,573

Other Receivables Resulting from Financial Brokerage	1,442,569	1,758,730

Receivables from Financial Leases	1,050,357	1,144,050

Miscellaneous Receivables	8,318	9,811

Contingent Liabilities	5,948,041	5,579,819

Total	72,681,666	65,885,983

As of September 30, 2014 and December 31, 2013, the classification of debtors was as follows:

	09.30.14	12.31.13

COMMERCIAL LOAN PORTFOLIO

Normal	28,699,764	25,414,059

Backed by Preferred Guarantees and Counter-guarantees “A”	438,850	248,638

Backed by Preferred Guarantees and Counter-guarantees “B”	2,157,728	2,195,364

With No Preferred Guarantees or Counter-guarantees	26,103,186	22,970,057

With Special Follow-Up – Under Observation	282,463	72,226

Backed by Preferred Guarantees and Counter-guarantees “B”	59,410	20,182

With No Preferred Guarantees or Counter-guarantees	223,053	52,044

With Problems	73,282	72,598

Backed by Preferred Guarantees and Counter-guarantees “B”	25,047	16,649

With No Preferred Guarantees or Counter-guarantees	48,235	55,949

High Risk of Insolvency	69,305	62,834

Backed by Preferred Guarantees and Counter-guarantees “B”	30,771	6,905

With No Preferred Guarantees or Counter-guarantees	38,534	55,929

Uncollectible	2,573	1,905

Backed by Preferred Guarantees and Counter-guarantees “B”	1,734	1,734

With No Preferred Guarantees or Counter-guarantees	839	171

Total Commercial Loan Portfolio	29,127,387	25,623,622

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	09.30.14	12.31.13

CONSUMER AND HOUSING LOAN PORTFOLIO

Normal	40,003,380	37,132,132

Backed by Preferred Guarantees and Counter-guarantees “A”	10,044	5,694

Backed by Preferred Guarantees and Counter-guarantees “B”	980,868	970,779

With No Preferred Guarantees or Counter-guarantees	39,012,468	36,155,659

Low Risk	1,159,317	1,182,258

Backed by Preferred Guarantees and Counter-guarantees “A”	338	-

Backed by Preferred Guarantees and Counter-guarantees “B”	10,780	11,066

With No Preferred Guarantees or Counter-guarantees	1,148,199	1,171,192

Medium Risk	777,082	675,788

Backed by Preferred Guarantees and Counter-guarantees “B”	9,321	5,925

With No Preferred Guarantees or Counter-guarantees	767,761	669,863

High Risk	1,279,947	866,879

Backed by Preferred Guarantees and Counter-guarantees “A”	97	134

Backed by Preferred Guarantees and Counter-guarantees “B”	2,270	3,938

With No Preferred Guarantees or Counter-guarantees	1,277,580	862,807

Uncollectible	331,440	402,635

Backed by Preferred Guarantees and Counter-guarantees “B”	5,752	5,808

With No Preferred Guarantees or Counter-guarantees	325,688	396,827

Uncollectible due to Technical Reasons:	3,113	2,669

With No Preferred Guarantees or Counter-guarantees	3,113	2,669

Total Commercial and Housing Loan Portfolio	43,554,279	40,262,361

Grand Total	72,681,666	65,885,983

The management and mitigation of credit risk are described in Note 36 on risk management policies.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses as of September 30, 2014 and December 31, 2013 were the following:

	09.30.14	12.31.13

Balances at Beginning of Fiscal Year	2,128,647	1,731,954

Increases	1,831,377	1,700,450

Decreases	1,307,126	1,303,757

Reversals	16,999	-

Uses	1,290,127	1,303,757

Balances at Period-end	2,652,898	2,128,647

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

As of September 30, 2014 and December 31, 2013, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was the following:

	09.30.14	12.31.13

Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,664,111	1,797,587

Others	1,569,269	707,687

Total	3,233,380	2,505,274

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 8. DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of September 30, 2014, forward purchase and sale transactions carried out by the Bank, Compañía Financiera Argentina S.A., Tarjetas Regionales S.A., Tarjetas Cuyanas S.A., Tarjeta Naranja S.A. and Sudamericana Holding S.A. through such exchanges amounted to $ 12,582,613 and $ 7,449,509, respectively, while as of December 31, 2013, they amounted to $ 11,729,780 and $ 3,598,136, respectively.

Additionally, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, being the balances settled at the expiration date of the contract. As of September 30, 2014, forward purchase and sale transactions totaled $ 1,766,637 and $ 2,753,408, respectively, while as of December 31, 2013 purchase and sale transactions totaled $ 30,007 and $ 771,502, respectively.

Said transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

PURCHASE-SALE OF INTEREST RATE FUTURES

These products are traded within the trading environment created by the M.A.E. The underlying asset is the Badlar rate of private banks for time deposits of more than one million Pesos for a term from 30 to 35 days. Settlement is carried out on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. As of December 31, 2013, sale transactions conducted by the Bank amounted to $ 20,000. Said transactions are recorded under Memorandum Accounts for the notional value traded.

In case balances pending settlement exist, they are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

As of September 30, 2014, transactions conducted by the Bank and Compañía Financiera Argentina S.A. amounted to $ 91,000, while as of December 31, 2013, they amounted to $ 437,000. Said transactions are recorded under Memorandum Accounts for the notional value traded.

Moreover, transactions have been conducted with customers of the Bank, which amount to $ 256,436 as of September 30, 2014, and to $ 457,365 as of December 31, 2013.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In turn, as of December 31, 2013, Compañía Financiera Argentina S.A. had swap contracts recorded corresponding to an exchange of fixed rate for variable rate for the purpose of hedging the exposure of its Peso-denominated deposits adjusted by the BADLAR rate, the notional value of which amounts to $ 25,000.

Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

The balances mentioned in this note are recorded, if appropriate, net of eliminations corresponding to transactions conducted with the Company and/or other controlled companies.

The Bank’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

NOTE 9. EQUITY INVESTMENTS

As of September 30, 2014 and December 31, 2013, the breakdown of “Equity Investments” was as follows:

	09.30.14	12.31.13

In Financial Institutions, Supplementary and Authorized Activities

Banco Latinoamericano de Exportaciones S.A.	4,196	3,231

Banelco S.A.	-	12,264

Mercado de Valores de Buenos Aires S.A.	8,140	8,084

Visa Argentina S.A.	7,836	7,836

Others	828	882

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	21,000	32,297

In Non-financial Institutions

AEC S.A.	-	26,703

Aguas Cordobesas S.A.	8,911	8,911

Distrocuyo S.A.	3,955	3,955

Electrigal S.A.	5,455	5,455

Nova Re Compañía Argentina de Reaseguros S.A.	12,931	11,705

Others	1,386	1,539

Total Equity Investments in Non-financial Institutions	32,638	58,268

Provisions	(1,933)	(612)

Total	51,705	89,953

In the current period, and within the framework of the project related to the integration of Visa Argentina S.A. and Banelco S.A., the Bank transferred its 100% interest in Banelco S.A. in favor of Visa Argentina S.A. for $ 40,099.

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of September 30, 2014 and December 31, 2013, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	09.30.14	12.31.13

Sundry Debtors	424,361	335,377

Deposits as Collateral	780,567	431,279

Tax Advances	501,651	351,032

Payments in Advance	174,729	112,791

Others	31,764	32,051

Total	1,913,072	1,262,530

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 11. BANK PREMISES AND EQUIPMENT

As of September 30, 2014 and December 31, 2013, the breakdown of “Bank Premises and Equipment” was as follows:

	09.30.14	12.31.13

Real Estate	1,392,202	1,294,893

Furniture and Fixtures	381,664	349,108

Machines and Equipment	812,574	746,604

Vehicles	19,400	16,350

Others	10,216	9,750

Accumulated Depreciation	(1,145,076)	(1,022,462)

Total	1,470,980	1,394,243

As of September 30, 2014 and September 30, 2013, the depreciation charge amounted to $ 126,725 and $ 112,698, respectively.

NOTE 12. MISCELLANEOUS ASSETS

As of September 30, 2014 and December 31, 2013, the breakdown of “Miscellaneous Assets” was as follows:

	09.30.14	12.31.13

Work in Progress	139,151	65,669

Advances for Purchase of Assets	15,515	32,294

Works of Art	1,553	1,527

Assets under Lease	1,104	18,605

Assets Acquired through Foreclosures	3,630	3,660

Stationery and Office Supplies	45,679	32,879

Other Miscellaneous Assets	84,320	78,845

Total	290,952	233,479

As of September 30, 2014 and September 30, 2013, the depreciation and loss charge amounted to $ 804 and $ 707, respectively.

NOTE 13. INTANGIBLE ASSETS

As of September 30, 2014 and December 31, 2013, the breakdown of “Intangible Assets” was as follows:

	09.30.14	12.31.13

Goodwill Net of Accumulated Amortization amounting to $ 22,056 and $ 16,708, respectively	27,409	13,249

Organization and Development Expenses Net of Accumulated Amortization amounting to $ 1,769,773 and $ 1,553,938, respectively	1,675,017	1,420,981

Total	1,702,426	1,434,230

As of September 30, 2014 and 2013, the amortization charge amounted to $ 236,973 and $ 186,069, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to the insurance activity. As of September 30, 2014 and December 31, 2013, the breakdown of this account was the following:

	09.30.14	12.31.13

Premiums Receivable	257,293	199,067

Receivables from Reinsurers	3,572	6,520

Commissions Receivable	2,048	1,586

Others	1,527	1,669

Allowances	(8,892)	(7,425)

Total	255,548	201,417

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, the Bank shall maintain a monthly average liquidity level.

As of September 30, 2014, the balances recorded by such institution as computable items are as follows:

Item	$	US$

Checking Accounts at the Argentine Central Bank	4,087,437	816,369

Special Guarantees Accounts at the Argentine Central Bank	982,344	2,100

Special Checking Accounts at the Argentine Central Bank for Social Security Purposes	13,044	-

Total Computable Items to Meet Minimum Cash Requirements	5,082,825	818,469

As of September 30, 2014, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted, as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

- For transactions carried out at RO.F.EX. and at M.A.E.	$452,656
- For debit / credit cards transactions	$325,238
- For attachments	$1,599
- For other transactions	$44,139
- Liquidity required to conduct transactions as agents at the C.N.V.	$14,438

b)	Special Guarantees Accounts

Special guarantees accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2014 amounted to $ 1,000,119.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

c)	Deposits in favor of the Argentine Central Bank

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,427

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

—	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.
—	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

The Bank, as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, the Bank may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

e)	Contributions to Garantizar S.G.R.’s Risk Fund

The Bank, in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years. As of September 30, 2014, the Bank’s contribution amounts to $ 38,242.

f)	Guarantees Granted for Direct Obligations

As of September 30, 2014, the Bank has recorded $ 568,367 as collateral for credit lines granted by the International Finance Corporation (IFC), and the related transactions have been allocated to the resources provided thereby.

As collateral for the funds requested, through the Argentine Central Bank, from the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Micro-, Small- and Medium-sized Companies, the Bank used four promissory notes. As of September 30, 2014, the balance of secured loans was $ 32,267.

Furthermore, as of September 30, 2014, the Bank used promissory notes as collateral for the loans granted within the Credit Program to the Provinces of San Juan and Mendoza for the amount of $ 15,347.

As of September 30, 2014, the total amount of restricted assets corresponding to the Bank for the aforementioned items was $ 2,455,462, while as of December 31, 2013 it was $ 1,908,651.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As a consequence of certain lawsuits and claims related to the ordinary course of business, as of September 30, 2014 and December 31, 2013, Compañía Financiera Argentina S.A. has been levied attachments on some banking accounts for an amount of $ 469. This amount has been fully included in a provision.

Furthermore, as of September 30, 2014, with the purpose of conducting transactions at Mercado Abierto Electrónico S.A. (M.A.E.), this company records collateral in favor of the Argentine Central Bank for $ 3,639, pursuant to the following breakdown:

Type	FV	$

Peso-denominated Bonds issued by the Argentine Nation due on 03.11.19	2,500	2,394

Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due on 09.10.15	3,000	1,245

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

At the end of the previous fiscal year, collateral granted totaled $ 113,956.

In turn, as of September 30, 2014, the company records collateral for repo transactions for $ 20,138, pursuant to the following breakdown:

Type	FV	$

Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due on 09.10.15	14,000	6,566

Argentine Central Bank Bills in Pesos due on 12.24.14	10,000	9,629

Argentine Central Bank Bills in Pesos due on 12.31.14	4,050	3,943

Additionally, as of September 30, 2014 and December 31, 2013, the company had special guarantees accounts open at the Argentine Central Bank as collateral for transactions involving electronic clearing houses and other similar transactions, which amount to $ 10,367 and $ 8,912, respectively.

GALICIA VALORES S.A.

As of September 30, 2014 and December 31, 2013, this company holds six shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance policy covering transactions for $ 6,450.

TARJETA DEL MAR S.A.

As of September 30, 2014 and December 31, 2013, this company has $ 127 and $ 110, respectively, as guarantees related to certain real property lease agreements.

TARJETA NARANJA S.A.

As of September 30, 2014 and December 31, 2013, Tarjeta Naranja S.A. has been levied attachments in connection with lawsuits for $ 220 and $ 222, respectively. Furthermore, this company has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Also, as of September 30, 2014 and December 31, 2013, the company has paid $ 1,485 and $ 1,993, respectively, as guarantees related to certain real property lease agreements.

During the period, Tarjeta Naranja S.A. has performed guarantees for $ 221,881 with the Rosario Futures Exchange (RO.F.E.X.), through mutual funds and instruments issued by the Argentine Central Bank, for hedging transactions carried out with such market.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of notes, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance thereon, for an amount higher than 35% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s Shareholders’ Equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of the company’s business.

TARJETAS REGIONALES S.A.

As of September 30, 2014, Tarjetas Regionales S.A. has performed guarantees for $ 8,032 with RO.F.E.X, which correspond to instruments issued by the Argentine Central Bank for transactions with derivative instruments conducted with the aforementioned institution.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

TARJETAS CUYANAS S.A.

As of September 30, 2014, Tarjetas Cuyanas S.A. has performed guarantees for $ 8,454 with RO.F.E.X, which correspond to instruments issued by the Argentine Central Bank for transactions with derivative instruments conducted with the aforementioned institution.

NOTE 16. NEGOTIABLE OBLIGATIONS

There follows a breakdown of the Global Programs for the Issuance of Negotiable Obligations outstanding:

Company	Authorized Amount (*)	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.

Grupo Financiero Galicia S.A.	US$ 100,000	Simple negotiable obligations, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14. Authorization of the increase, Resolution No. 17064 dated 04.25.13

Banco de Galicia y Buenos Aires S.A.	US$ 2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03

Banco de Galicia y Buenos Aires S.A.	US$ 342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10

Compañía Financiera Argentina S.A.	US$ 250,000	Simple negotiable obligations, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11

Tarjeta Naranja S.A.	US$ 650,000	Simple negotiable obligations, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12

Tarjetas Cuyanas S.A.	US$ 250,000	Simple negotiable obligations, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10	Resolution No. 16328 dated 05.18.10 – Authorization of the increase, Resolution No. 17072 dated 05.02.13

(*) Or its equivalent in any other currency.

The Bank has the following Subordinated Negotiable Obligations outstanding issued under the Global Program of US$ 2,000,000 as of the close of the period/fiscal year:

Date of Issuance	Currency	Residual F.V. (US$) as of 09.30.14	Term	Rate	Book Value (*)		Issuance Authorized by the C.N.V.

					09.30.14	12.31.13

05.18.04	US$	223,666 (**)	(1)	(2)	1,968,903	1,656,297	12.29.03 and 04.27.04

(*) It includes principal and interest net of expenses. (**) This amount includes US$ 5,455 of the capitalization of interest services due July 1, 2014 on the account of the payment-in-kind (by means of Negotiable Obligations due 2019). The net proceeds of the above-mentioned issue of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations, and other applicable regulations.

(1) These Negotiable Obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Negotiable Obligations due 2014 have been fully repaid.

(2) Interest on Negotiable Obligations due 2019 shall be payable in cash and in additional Negotiable Obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year. Negotiable Obligations due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 and at 11% per annum as from January 1, 2014. The maturity date of the Negotiable Obligations due 2019 is January 1, 2019. Interest payable in kind (by means of Negotiable Obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed. In January 2014, the company paid capitalized interest on Negotiable Obligations 2019 for the period from July 1, 2011 to December 31, 2013, for US$ 28,675.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Company has the following Negotiable Obligations outstanding issued under these Global Programs as of the close of the period/fiscal year:

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.

									09.30.14	12.31.13

Grupo Financiero Galicia S.A.	08.28.12	$	III	$ 78,075	Simple	18 months	02.28.14	Variable Badlar Rate + 3.59%	-	80,750	08.08.12

Grupo Financiero Galicia S.A.	05.10.13	$	IV	$ 220,000	Simple	18 months	11.10.14	Variable Badlar Rate + 3.49%	234,931	222,897	04.25.13

Grupo Financiero Galicia S.A.	01.30.14	$	V Series I	$ 101,800	Simple	18 months	07.31.15	Variable Badlar Rate + 4.25%	103,996	-	04.25.13

Grupo Financiero Galicia S.A.	01.30.14	$	V Series II	$ 78,200	Simple	36 months	01.31.17	Variable Badlar Rate + 5.25%	81,109	-	04.25.13

Banco de Galicia y Bs. As. S.A.	05.04.11	US$	-	US$ 300,000	Simple	84 months	-	(1)	2,619,214	1,973,564	11.04.05 and 11.11.10

Compañía Financiera Argentina S.A.	05.17.12	$	VI Series II	$ 72,000	Simple	21 months	02.17.14	Variable Badlar Rate + 2.30%	-	24,567	05.08.12

Compañía Financiera Argentina S.A.	09.26.12	$	VII Series II	$ 112,500	Simple	18 months	03.26.14	Variable Badlar Rate + 3.75%	-	111,713	09.13.12

Compañía Financiera Argentina S.A.	01.17.13	$	VIII Series II	$ 157,800	Simple	18 months	07.17.14	Variable Badlar Rate + 4.40%	-	165,131	01.08.13

Compañía Financiera Argentina S.A.	04.23.13	$	IX Series I	$ 45,000	Simple	270 days	01.18.14	Annual Nominal Fixed at 18.89%	-	46,637	04.12.13

Compañía Financiera Argentina S.A.	04.23.13	$	IX Series II	$ 155,000	Simple	18 months	10.23.14	Variable Badlar Rate + 2.93%	162,070	160,998	04.12.13

Compañía Financiera Argentina S.A.	10.17.13	$	X Series I	$ 26,143	Simple	9 months	07.14.14	Annual Nominal Fixed at 23.50%	-	27.102	09.27.13

Compañía Financiera Argentina S.A.	10.17.13	$	X Series II	$ 124,000	Simple	18 months	04.17.15	Variable Badlar Rate + 4.25%	130,218	129,609	09.27.13

Compañía Financiera Argentina S.A.	04.16.14	$	XI Series I	$ 49,900	Simple	9 months	01.11.15	Variable Badlar Rate + 2.97%	52,236	-	04.08.14

Compañía Financiera Argentina S.A.	04.16.14	$	XI Series II	$ 150,100	Simple	18 months	10.16.15	Variable Badlar Rate + 4.30%	155,387	-	04.08.14

Compañía Financiera Argentina S.A.	09.24.14	$	XII Series I	$ 50,000	Simple	270 days	06.20.15	Variable Badlar Rate + 2.47%	49,718	-	09.16.14

(*) It includes principal and interest, net of eliminations when appropriate. (**) Not convertible into shares.

(1) Interest agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011. The net proceeds from this issuance of negotiable obligations was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.

									09.30.14	12.31.13

Compañía Financiera Argentina S.A.	09.24.14	$	XII Series II	$ 200,000	Simple	24 months	09.24.16	Variable Badlar Rate + 4.00%	199,935	-	09.16.14

Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$ 200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	1,707,460	1,347,015	01.14.11

Tarjeta Naranja S.A.	08.07.12	$	XVIII Series II	$ 102,315	Simple	549 days	02.07.14	Variable Badlar Rate + 4.00%	-	106,401	07.26.12

Tarjeta Naranja S.A.	10.30.12	$	XIX Series II	$ 112,345	Simple	547 days	04.30.14	Variable Badlar Rate + 4.19%	-	117,719	10.19.12

Tarjeta Naranja S.A.	02.07.13	$	XX Series II	$ 208,136	Simple	546 days	08.07.14	Variable Badlar Rate +4.25%	-	217,085	01.24.13

Tarjeta Naranja S.A.	05.17.13	$	XXI Series II	$ 201,800	Simple	549 months	11.17.14	Variable Badlar Rate + 4.39%	208,964	202,900	05.08.13

Tarjeta Naranja S.A.	08.09.13	$	XXII Series I	$ 42,023	Simple	270 days	05.06.14	Annual Nominal Fixed at 21%	-	43,255	07.18.13

Tarjeta Naranja S.A.	08.09.13	$	XXII Series II	$ 114,020	Simple	549 days	02.09.15	Variable Badlar Rate + 3.75%	118,279	117,297	07.18.13

Tarjeta Naranja S.A.	12.04.13	$	XXIII Series I	$ 35,000	Simple	270 days	08.31.14	Annual Nominal Fixed at 24.50%	-	35,338	11.20.13

Tarjeta Naranja S.A.	12.04.13	$	XXIII Series II	$ 152,174	Simple	547 days	06.04.15	Variable Badlar Rate +4.50%	154,657	153,445	11.20.13

Tarjeta Naranja S.A.	02.26.14	$	XIV Series I	$ 173,800	Simple	546 days	08.26.15	Variable Badlar Rate + 4%	174,042	-	02.14.14

Tarjeta Naranja S.A.	02.26.14	$	XXIV Series II	$ 33,500	Simple	1096 days	02.26.17	Variable Badlar Rate + 5%	34,080	-	02.14.14

Tarjeta Naranja S.A.	04.30.14	$	XXV Series I	$ 79,968	Simple	365 days	04.30.15	Variable Badlar Rate + 2.89%	83,002	-	04.21.14

Tarjeta Naranja S.A.	04.30.14	$	XXV Series II	$ 170,032	Simple	731 days	04.30.16	Variable Badlar Rate + 4.15%	170,993	-	04.21.14

Tarjeta Naranja S.A.	07.11.14	$	XXVI Series I	$ 138,500	Simple	365 days	07.11.15	Variable Badlar Rate + 2.60%	144,999	-	09.19.14

Tarjeta Naranja S.A.	07.11.14	$	XXVI Series I	$ 161,500	Simple	731 days	07.11.16	Variable Badlar Rate + 3.99%	169,248	-	09.19.14

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.

									09.30.14	12.31.13

Tarjeta Naranja S.A. (***)	-	-	XXVII	-	Simple	-	-	-	(36)	-	-

Tarjetas Cuyanas S.A.	07.31.12	$	VIII Series II	$ 99,275	Simple	549 days	01.31.14	Variable Badlar Rate + 3.75%	-	102,089	07.18.12

Tarjetas Cuyanas S.A.	11.20.12	$	IX Series II	$ 102,603	Simple	546 days	05.20.14	Variable Badlar Rate + 4.5%	-	105,632	11.06.12

Tarjetas Cuyanas S.A.	02.21.13	$	X Series II	$ 153,168	Simple	546 days	08.21.14	Variable Badlar Rate + 4.19%	-	156,800	02.06.13

Tarjetas Cuyanas S.A.	06.19.13	$	XI Series I	$ 13,370	Simple	270 days	03.16.14	Annual Nominal Fixed at 20.50%	-	13,222	05.17.13

Tarjetas Cuyanas S.A.	06.19.13	$	XI Series II	$ 101,214	Simple	548 days	12.19.14	Variable Badlar Rate + 4.89%	101,375	101,791	05.17.13

Tarjetas Cuyanas S.A.	11.07.13	$	XII Series II	$ 175,000	Simple	546 days	05.07.15	Variable Badlar Rate + 4.20%	174,548	180,919	10.28.13

Tarjetas Cuyanas S.A.	02.17.14	$	XIII Series I	$ 173,200	Simple	546 days	08.17.15	Variable Badlar Rate + 4.00%	178,038	-	02.06.14

Tarjetas Cuyanas S.A.	05.16.14	$	XIV Series I	$ 54,250	Simple	365 days	05.16.15	Variable Badlar Rate + 3%	55,793	-	05.07.14

Tarjetas Cuyanas S.A.	05.16.14	$	XIV Series II	$ 145,750	Simple	731 days	05.16.16	Variable Badlar Rate + 4.15%	148,217	-	05.07.14

Tarjetas Cuyanas S.A.	08.01.14	$	XV	$ 133,530	Simple	365 days	08.03.15	Variable Badlar Rate + 2.40%	138,565	-	07.22.14

Tarjetas Cuyanas S.A.	08.01.14	$	XVI	$ 116,470	Simple	731 days	08.01.16	Variable Badlar Rate + 3.40%	120,996	-	07.22.14

Total									7,686,275	5,955,346

(*) It includes principal and interest, net of eliminations when appropriate.

(**) Not convertible into shares. (***) It corresponds to issuance expenses for Class XXVII Negotiable Obligations.

Furthermore, as of September 30, 2014 and December 31, 2013, the Bank holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual F.V. (US$) as of 09.30.14	Type	Term	Rate	Book Value (*)		Issuance

						09.30.14	12.31.13	Authorized by the C.N.V.

11.08.93	US$	840	Simple	10 years	9%	14,331	11,470	10.08.93

(*) It includes principal and interest.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On February 27, 2013, the Company’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Notes, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies. On March 18, 2014, the Company requested the C.N.V. the extension of the aforementioned Program of Notes.

On May 8, 2013, the Company placed Class IV Notes for a face value of $ 220,000, for an 18-month term, the principal of which shall be amortized upon maturity and shall accrue interest at a variable Badlar rate, plus 3.49%, payable semiannually.

On January 30, 2014, the Company issued Class V Notes, in two Series: Series I for $ 101,800, maturing on July 31, 2015, and Series II, for $ 78,200, maturing on January 31, 2017, both with interest paid on a quarterly basis from April 30, 2014. Part of the subscription of Class V Notes was carried out through the payment in Class III Notes, with a face value of $ 20,622.

On February 28, 2014, the Company repaid Class III Notes through the payment of $ 64,302 as amortization of principal and the corresponding interest.

On May 8, 2014, through Resolution No. 17343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

On October 23, 2014, the Company issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $ 140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis from January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $ 30,997.

As of September 30, 2014, Banco de Galicia y Buenos S.A. records in its portfolio Notes due 2018 for the amount of $ 47,128, while as of December 31, 2013, it recorded Notes due 2018 for the amount of $ 33,741.

During October 2014, Compañía Financiera Argentina S.A. repaid Class IX Series II Notes through the payment of $ 167,976 as amortization of principal and the corresponding interest services.

On October 3, 2014, Tarjeta Naranja S.A. issued Class XXVII Notes for a total amount of $ 323,000, in two Series: Series I for $ 165,000, maturing in October 2015, and Series II for $ 158,000, maturing in October 2016, both with interest paid on a quarterly basis from January 3, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of September 30, 2014 and December 31, 2013, the breakdown of “Other Liabilities Resulting from Financial Brokerage - Others” was as follows:

	09.30.14	12.31.13

Collections and Other Transactions on Account of Third Parties	1,695,705	1,101,378

Liabilities due to Financing of Purchases	8,843,957	8,019,174

Other Withholdings and Additional Withholdings	835,620	613,098

IDB Credit Line “Global Credit Program for Micro-, Small- and Medium-sized Companies”	13,865	20,086

Correspondent Transactions on Our Account	42,933	70,451

FONTAR Credit Line to Fund Capital Goods	-	12,262

Liabilities Subject to Minimum Cash Requirements	107,519	139,380

Miscellaneous Liabilities not Subject to Minimum Cash Requirements	977,235	644,067

Commissions Accrued Payable	52,883	52,947

Others	85,179	52,663

Total	12,654,896	10,725,506

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of September 30, 2014 and December 31, 2013, the breakdown of “Miscellaneous Liabilities - Others” was as follows:

	09.30.14	12.31.13

Sundry Creditors	660,737	536,252

Taxes Payable	1,701,928	1,149,486

Salaries and Social Security Contributions Payable	683,266	608,863

Others	149,446	158,016

Total	3,195,377	2,452,617

NOTE 19. PROVISIONS

As of September 30, 2014 and December 31, 2013, the breakdown of “Provisions” was as follows:

	09.30.14	12.31.13

Severance Payments	6,066	4,269

Contingent Commitments	645	2

Other Contingencies	315,627	286,492

Negative Goodwill	74,342	148,685

Differences due to Dollarization of Judicial Deposits	4,764	3,424

Total	401,444	442,872

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. As of September 30, 2014 and December 31, 2013, the breakdown of this account was the following:

	09.30.14	12.31.13

Debts with Insureds	109,412	85,670

Debts with Reinsurers	6,074	7,732

Debts with Co-insurers	488	286

Debts with Insurance Brokers	36,470	30,092

Statutory Reserves	185,728	154,464

Others	10,363	9,244

Total	348,535	287,488

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of September 30, 2014 and December 31, 2013, the breakdown of “Control Debit Accounts - Others” was as follows:

	09.30.14	12.31.13

Securities Held in Custody	37,925,907	26,175,532

Values for Collection	8,011,404	7,173,809

Security Agent Function	12,852,337	9,800,515

Others	4,643,192	1,780,963

Total	63,432,840	44,930,819

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date (1)

		$	US$

12.21.09	Las Blondas	3	-	12.31.14
12.07.10	Fondo Fiduciario Aceitero	3,943	-	12.31.14
07.26.11	Tecsan III	48,974	-	07.28.16
03.21.12	Latinoamericana III	4,718	-	04.30.15
03.29.12	Benito Roggio II	32,055	-	03.30.15
04.29.13	Profertil	592	116,500	04.30.18
07.01.13	Ribeiro	113,428	-	06.30.16
10.21.13	Sinteplast	1	-	10.27.16
11.13.13	Tecsan IV	64,858	-	04.28.15
12.20.13	Los Cipreses	3	-	12.28.16
12.28.13	Citrícola Ayui	483	-	01.28.17
09.12.14	Coop. de Trabajadores Portuarios	1,000	-	09.12.16

	Total	270,058	116,500

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date

		$	US$

07.13.05	Rumbo Norte I	-	4	12.31.14 (3)

10.12.05	Hydro I	4,221	-	09.05.17 (2)

12.05.06	Faid 2011	21	-	12.31.14 (3)

12.06.06	Gas I	26,217	-	12.31.14 (3)

09.05.07	Saturno VII	15	-	12.31.14 (3)

05.06.08	Agro Nitralco II	1,191	-	12.31.14 (3)

05.14.09	Gas II	4,333,746	-	12.31.22 (3)

02.10.11	Cag S.A.	80,044	-	09.30.15 (3)

04.25.11	Faid 2015	35,031	-	02.29.16 (3)

06.08.11	Mila III	3,937	-	10.31.16 (3)

09.01.11	Mila IV	7,409	-	06.30.17 (3)

09.14.11	Cag S.A. II	6,290	-	09.30.15 (3)

10.07.11	Sursem III	75	-	12.31.14 (3)

05.31.12	Fideicred Agro Series I	8,853	-	12.31.14 (3)

12.27.12	Pla I	5,630	-	08.31.16 (3)

04.03.13	Welfas I	16,774	-	12.31.14 (3)

04.17.13	Sursem IV	367	-	10.31.14 (3)

09.18.13	Don Mario Semillas Series I	1,112	-	10.31.14 (3)

09.30.13	Fideicred Atanor I	602	-	01.31.15 (3)

11.05.13	Pla II	26,808	-	12.31.16 (3)

11.21.13	Comafi Prendas I	37,053	-	12.31.16 (3)

01.14.14	Fideicred Atanor II	100,666	-	12.31.14 (3)

02.13.14	Mila V	24,638	-	06.30.19 (3)

06.06.14	Mila VI	30,282	-	10.31.19 (3)

06.18.14	Red Surcos II	44,954	-	10.31.15 (3)

07.08.14	Don Mario Semillas Series II	81,817	-	08.31.15 (3)

07.24.14	Fideicred Atanor II	57,936	-	09.30.15 (3)

07.25.14	Fideicred Agro Series II	66,101	-	06.30.15 (3)

	Totals	5,001,790	4

(2) These amounts shall be released monthly until redemption of debt securities.

(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Activities as Security Agent:

c.1) Under the terms and conditions for the issuance of Class I Notes for a F.V. of US$ 25,000 corresponding to INVAP S.E., the Bank entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured Notes, in order that the latter can guarantee compliance thereof until the redemption of such Notes.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of September 30, 2014 amount to US$ 37,391 and $ 3,223, while as of December 31, 2013 said balances amounted to US$ 22,935 and $ 85.

c.2) The Bank has been appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Bank, in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of September 30, 2014 and December 31, 2013, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408, respectively.

c.3) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, the Bank was appointed security agent with regard to the Chattel Mortgage Agreement, transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of September 30, 2014 and December 31, 2013, the balance recorded from these transactions amounts to US$ 116,500.

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) as of September 30, 2014 and December 31, 2013 are detailed as follows.

Assets	09.30.14	12.31.13

Cash and Due from Banks	7,703,141	5,108,580

Government and Private Securities	1,650,913	1,022,866

Loans	3,544,738	2,912,322

Other Receivables Resulting from Financial Brokerage	1,081,649	633,389

Receivables from Financial Leases	25,533	27,536

Equity Investments	4,349	24,839

Miscellaneous Receivables	30,936	28,848

Unallocated Items	917	15

Other Assets	2,094	3,770

Total	14,044,270	9,762,165

Liabilities	09.30.14	12.31.13

Deposits	4,232,154	3,677,341

Other Liabilities Resulting from Financial Brokerage	7,305,502	5,095,556

Miscellaneous Liabilities	9,161	13,876

Subordinated Negotiable Obligations	1,968,903	1,656,297

Unallocated Items	955	17

Other Liabilities	3,546	5,816

Total	13,520,221	10,448,903

The management and mitigation of currency risk are described in Note 36 on risk management policies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Financial Expenses	09.30.14	09.30.13

Turnover Tax	995,075	667,374

Adjustment due to Forward Transactions in Foreign Currency Settled in Pesos	14,309	-

Premiums for Repo Transactions	16,186	10,127

Others	165	109

Total	1,025,735	677,610

Income from Services	09.30.14	09.30.13

Commissions from Cards	2,584,521	1,852,890

Commissions from Insurance	200,011	161,497

Others	853,316	539,127

Total	3,637,848	2,553,514

Expenses For Services	09.30.14	09.30.13

Turnover Tax	429,964	299,759

Related to Credit Cards	213,022	243,309

Others	290,390	212,071

Total	933,376	755,139

Miscellaneous Income	09.30.14	09.30.13

Income from Sale of Bank Premises and Equipment	2,344	427

Income from Transactions with Miscellaneous Assets	2,962	1,835

Leases	918	1,537

Adjustments and Interest from Miscellaneous Receivables	98,539	38,404

Others	78,204	52,739

Total	182,967	94,942

Miscellaneous Losses	09.30.14	09.30.13

Adjustment to Interest on Miscellaneous Liabilities	572	597

Claims	23,121	19,733

Donations	17,482	12,368

Turnover Tax	12,766	6,629

Income from Financial Leases Taken on	373	1,349

Others	53,371	28,694

Total	107,685	69,370

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of September 30, 2014 and 2013, the breakdown of “Income from Insurance Activities” was as follows:

	09.30.14	09.30.13

Premiums and Surcharges Accrued	1,195,451	920,039

Claims Accrued	(174,354)	(117,035)

Surrenders	(3,031)	(3,148)

Life and Ordinary Annuities	(2,818)	(2,545)

Underwriting and Operating Expenses	(38,588)	(50,110)

Reinsurance Management Expenses	(113,493)	(70,001)

Other Income and Expenses	5,429	(329)

Total	868,596	676,871

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

The Company is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, the Company meets the minimum capital requirements established by the Corporations Law, which amount to $ 100.

Pursuant to the Argentine Central Bank regulations, the Bank is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of September 30, 2014 and December 31, 2013, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement

09.30.14	6,577,870	9,366,106	142.39

12.31.13	5,690,525	7,512,978	132.03

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2014 and 2013:

	09.30.14	09.30.13

Income for the Period	2,455,193	1,196,731

Outstanding Ordinary Shares Weighted Average	1,300,265	1,241,407

Diluted Ordinary Shares Weighted Average	1,300,265	1,241,407

Earnings per Ordinary Share (*)

Basic	1.88823	0.96401

Diluted	1.88823	0.96401

(*) Figures stated in whole numbers.

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

According to the conditions set forth by the Argentine Central Bank, profits can only be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, equal to 75%.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to the Bank and Compañía Financiera Argentina S.A., pursuant to Section 70 of the Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

Pursuant to the Price Supplement of Class XIII Notes, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess over certain indebtedness ratios.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	09.30.14	12.31.13	09.30.13	12.31.12

Cash and Due from Banks	14,477,439	12,560,345	9,665,470	8,345,015

Instruments Issued by the Argentine Central Bank	3,639,784	1,909,979	2,683,306	2,202,108

Reverse Repo Transactions with the Argentine Central Bank	166,738	-	279,181	38,497

Interbank Loans - (Call Money Loans Granted)	129,781	179,000	365,500	84,000

Overnight Placements in Banks Abroad	229,638	586,123	113,193	277,528

Other Cash Placements	1,087,139	588,434	419,467	376,830

Cash and Cash Equivalents	19,730,519	15,823,881	13,526,117	11,323,978

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such amount has been established at $ 120 until October 2014, increasing to $ 350 as from November 1, 2014.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The Argentine Central Bank set the monthly contributions financial institutions shall make to the Deposit Insurance Fund at 0.015% until October 2014, increasing to 0.06% as from November 2014. The aforementioned contribution shall be made with regard to the monthly average deposits.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

AGENTS – MINIMUM LIQUIDITY REQUIREMENT

Within the framework of Resolution No. 622/13 and Circular Letter M.A.E. No. 120/2014, it is determined that registered brokers who have proceedings pending at the C.N.V. for their registration as agents shall be able to continue conducting transactions normally until the start of operations under the new category pursuant to the amended text of the regulations of the C.N.V. (N.T. 2013). The Bank shall continue conducting transactions under the current conditions since it complied with the requirements set forth in the aforementioned resolution. The Bank has requested to be registered as settlement and clearing agent and trading agent –comprehensive-, and manager of collective investment products at the registry of financial trustees, and as custodial agent of collective investment products corresponding to mutual funds.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2014, the Bank’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has already carried out the registration proceedings. Such requirement amounts to $ 26,500 with a minimum liquidity requirement of $ 13,250, which the Bank made up at the end of the period with Peso-denominated Bonds at Badlar rate due 2017 for the amount of $ 14,438, which are held in custody at Caja de Valores (Depositor No. 100100).

CUSTODIAL AGENT OF COLLECTIVE INVESTMENT PRODUCTS CORRESPONDING TO MUTUAL FUNDS

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES” funds, as of September 30, 2014, the Bank holds a total of 4,887,043,147 units under custody for a market value of $ 10,696,014, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2013, the securities held in custody totaled 3,506,326,870 units and their market value amounted to $ 6,655,021.

The balances of the Mutual Funds as of period/fiscal year-end are detailed as follows:

Mutual Fund	09.30.14	12.31.13

FIMA Acciones	97,197	29,223

FIMA P.B. Acciones	278,017	56,352

FIMA Renta en pesos	41,078	18,081

FIMA Ahorro en pesos	1,894,192	1,474,503

FIMA Renta Plus	57,576	27,004

FIMA Premium	3,126,299	2,164,601

FIMA Ahorro Plus	3,121,115	1,076,550

FIMA Capital Plus	1,999,393	1,773,606

FIMA Abierto PyMES	81,147	11,377

Fondos FIMA Liquidados	-	23,724

Total	10,696,014	6,655,021

STORAGING OF DOCUMENTS

Pursuant to General Resolution No. 629 of the C.N.V., the Bank informs that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 1st floor, Buenos Aires.

NOTE 32. SECURED LIABILITIES FROM FORMER BANCO ALMAFUERTE COOP. LTDO.

Due to the dissolution of former Banco Almafuerte Coop. Ltdo., the Company has undertaken certain secured liabilities corresponding to 5 (five) branches of said institution, receiving a Class “A” Participation Certificate in Nues Trust, and it has participated in the creation of a Special Fund.

As of December 31, 2013, the balance of such Fund amounted to $ 170,688; and it was fully settled in January 2014.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 33. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with the Bank as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio

						09.30.14	12.31.13

Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	806,213	743,442

Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Promissory Note Bonds in Pesos at 2% due 2014 (2)	$ 108,000	-	142,806

(*) The remaining US$ 9,776 was transferred in cash.
(1) In exchange for loans to the Provincial Governments.
(2) In exchange for Secured Loans, paid during this period.

b) As of September 30, 2014 and December 31, 2013, the Bank records in its own portfolio participation certificates and debt securities from financial trusts amounting to $ 631,035 and $ 649,313, respectively.

c) Compañía Financiera Argentina S.A. transferred part of its portfolio to create a trust:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio

						09.30.14	12.31.13

Fideicomiso Financiero CFA Trust I	02.19.14	02.22.16	Deutsche Bank S.A.	Personal Loans	$ 180,000	$49,632(*)	-

(*) It corresponds to Participation Certificates.

NOTE 34. SEGMENT REPORTING

The Company measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: It represents the results of operations of the banking business and includes the results of operations of subsidiaries the Bank, Banco Galicia Uruguay S.A. (in liquidation) and Galicia Cayman S.A.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, Galicia Warrants S.A. and Net Investment S.A.

Adjustments: This segment includes results of operations other than those related to the preceding segments and consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	09.30.14

Net Financial Income	4,967,888	1,339,697	827,295	127,208	9,350	54,102	7,325,540

Net Income from Services	2,165,187	2,335,659	81,979	-	91,066	(574,577)	4,099,314

Net Operating Income	7,133,075	3,675,356	909,274	127,208	100,416	(520,475)	11,424,854

Provision for Loan Losses	1,045,905	587,027	260,797	-	-	-	1,893,729

Administrative Expenses	3,654,499	2,300,993	557,650	181,445	34,285	(30,362)	6,698,510

Operating Income	2,432,671	787,336	90,827	(54,237)	66,131	(490,113)	2,832,615

Income from Insurance Companies’ Activities	-	-	-	327,866	-	540,730	868,596

Income from Equity Investments	887,202	(14,283)	1,218	1,227	9	(712,420)	162,953

Minority Interest	-	(95)	-	(1)	-	(152,714)	(152,810)

Miscellaneous Income, Net	58,928	203,232	75,588	(1,053)	2,333	(12,081)	326,947

Net Income before Income Tax	3,378,801	976,190	167,633	273,802	68,473	(826,598)	4,038,301

Income Tax	1,055,000	398,531	66,819	95,916	24,044	(57,202)	1,583,108

Net Income for the Period	2,323,801	577,659	100,814	177,886	44,429	(769,396)	2,455,193

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	09.30.13

Net Financial Income	3,114,822	1,050,286	679,535	70,904	4,455	(78,502)	4,841,500

Net Income from Services	1,455,666	1,940,210	96,519	-	40,333	(462,502)	3,070,226

Net Operating Income	4,570,488	2,990,496	776,054	70,904	44,788	(541,004)	7,911,726

Provision for Loan Losses	584,584	506,649	176,742	-	-	-	1,267,975

Administrative Expenses	2,927,445	1,913,160	467,401	136,519	19,615	(17,426)	5,446,714

Operating Income	1,058,459	570,687	131,911	(65,615)	25,173	(523,578)	1,197,037

Income from Insurance Companies’ Activities	-	-	-	266,725	-	410,146	676,871

Income from Equity Investments	593,776	-	260	172	-	(496,722)	97,486

Minority Interest	-	66	-	-	-	(169,426)	(169,360)

Miscellaneous Income, Net	(9,037)	140,460	60,915	(538)	2,324	4,630	198,754

Net Income before Income Tax	1,643,198	711,213	193,086	200,744	27,497	(774,950)	2,000,788

Income Tax	412,500	309,298	63,542	70,472	9,507	(61,262)	804,057

Net Income for the Period	1,230,698	401,915	129,544	130,272	17,990	(713,688)	1,196,731

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	09.30.14	12.31.13

Government and Private Securities	10,973,976	3,987,329

Loans	61,579,483	55,264,926

Other Receivables Resulting from Financial Brokerage	6,968,600	5,696,143

Receivables from Financial Leases	1,038,329	1,128,067

Other Assets	255,548	201,417

Total Assets	80,815,936	66,277,882

	09.30.14	12.31.13

Deposits	59,930,445	51,395,323

Other Liabilities Resulting from Financial Brokerage	24,649,198	19,333,341

Subordinated Negotiable Obligations	1,968,903	1,656,297

Other Liabilities	348,535	287,488

Total Liabilities	86,897,081	72,672,449

NOTE 35. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from the Buenos Aires, within the framework of the legal actions brought by the Bank with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by the Bank against the decision issued on the core issue by the Court of First Instance in November 2013.

With regard to the Buenos Aires’ claims on account of other items, the Bank adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3,461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to the Bank’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, the Bank adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Province of Buenos Aires objected the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. The Bank entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Furthermore, regarding the claims made by the different jurisdictions, the Bank has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though the Bank considers it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.‘s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals $ 16,330 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Compañía Financiera Argentina S.A.

The Argentine Revenue Service (A.F.I.P.) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

In July 2013, the Federal Tax Court notified the judgment sustaining the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013. In May 2014, the Argentine Federal Court of Appeals in Administrative Matters rejected the appeal filed by the Argentine Revenue Service (A.F.I.P), thus confirming the judgment issued by the Federal Tax Court, which was favorable to Compañía Financiera Argentina S.A. In June 2014, the A.F.I.P. filed an appeal before the Argentine Supreme Court of Justice.

Based on the information available at the date of these financial statements, the company considers the decision to be issued by the Argentine Supreme Court of Justice shall not be different from the judgments issued by the other courts that heard the case.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Notwithstanding the foregoing, the companies have set up the provisions deemed appropriate pursuant to the evolution of each proceeding.

CONSUMER PROTECTION ASSOCIATIONS

Banco de Galicia y Buenos Aires S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against the Bank with regard to the collection of some financial charges.

Tarjeta Naranja S.A.

Tarjeta Naranja S.A. reached an agreement with the Consumer and User Protection Association of Argentina (Asociación de Defensa de los Consumidores y Usuarios de la Argentina – A.D.E.C.U.A.) on certain aspects related to amounts collected on account of life insurance on debt balances. This agreement was judicially approved. The court that hears the case later decided that Tarjeta Naranja S.A. should make additional reimbursements with regard to the aforementioned items. Tarjeta Naranja S.A. filed an appeal against this decision before the Court of Appeals, since the company considered it had carried out all the transactions in due time and manner.

In May 2014, Tarjeta Naranja S.A. was notified of the judgment that orders it to reimburse part of what has already been collected on account of life insurance on debt balances. In turn, A.D.E.C.U.A. filed an extraordinary appeal before the Argentine Court of Appeals. At the date of these financial statements, the outcome of the appeal filed by the aforementioned institution is unknown. Thus, the company has set up provisions for such claim.

The Bank considers the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 36. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously, in each of them. This is particularly strict in the main controlled company, Banco Galicia y Buenos Aires S.A., where the requirements to be complied with are stringent, as detailed below, as it is a financial institution regulated by the Argentine Central Bank. Apart from the applicable local regulations, the Company, in its capacity as a listed company on the markets of the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (SOX). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

The specific function of the comprehensive management of the Bank’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to the Bank’s General Division and, at the same time, it is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities are allocated to the Anti-Money Laundering Unit Division. The aim of both divisions is to guarantee the Board of Directors that they are fully aware of the risks the Bank is exposed to, and they are in charge of designing and proposing the policies and procedures necessary to mitigate and control such risks. The Risk Management Division is also in charge of monitoring compliance with the laws, regulations and internal policies applicable to the Bank, its affiliated companies and individuals, in order to prevent monetary and/or criminal penalties and mitigate the impact on reputation.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Bank has developed the Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) to assess the relationship between the Bank’s own resources available and necessary resources to maintain an appropriate risk profile. This process shall also allow identifying both the economic capital needs for the next fiscal years and the sources to meet such needs.

In turn, the Bank has developed a risk appetite framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, ratios have been established, which are regularly submitted to the Risk Management Committee.

Each of these ratios has an excess threshold and related actions in case of deviations.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by the Bank’s Board of Directors, which establishes limits to the different risk exposures and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposures under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

LIQUIDITY

Daily liquidity is managed according to the strategy set, which seeks to keep liquid resources that are enough to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity Requirement” was established, taking into consideration the characteristics and behavior of the Bank’s different liabilities; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, the Bank has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

The Bank’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a foreign currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a foreign currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of the Bank’s R.P.C., on a consolidated basis.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

INTEREST RATE RISK

The Bank’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the strategy approved. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the economic value of the Bank’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposures and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government and corporate securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the Policy that limits the maximum authorized losses during a year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep the Bank present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the policy designed contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments frequently listed in the secondary markets that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model measures, for the Bank individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. For financial instruments not frequently listed or with no representative listing in the secondary markets, the methodology known as DV01 is used. This consists in estimating the change of value of a portfolio, for variations of one interest rate percentage point.

CROSS-BORDER RISK

The Bank’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with the Bank’s business and financial strategy, the purpose of which is to provide customers with an efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for the Bank’s business and growth.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposures with regard to the non-financial public sector, in the national, provincial and municipal jurisdictions, the Bank defined a policy the design of which envisages risk exposures in each jurisdiction, as well as the “possible loss” of value related to such holdings.

CREDIT RISK

The Bank’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it easier to detect problem loans and the related losses. This allows early detecting situations that can entail some degree of portfolio deterioration, and appropriately safeguarding the Bank’s assets.

Credit risk management entails approving the credit risk policies and procedures, verifying compliance therewith and assessing credit risk on an ongoing basis.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. The Bank is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash flow, balance sheet, capacity of the applicant. These are supported by statistical rating models and qualitative adjustment models for corporate businesses.

Internal policies were implemented regarding concentration per customer/group, acceptance and concentration per internal rating and review-by-sector. The latter determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to the Bank’s total credit and/or R.P.C.

Also, the Credit Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provision for the non-accrual portfolio, non-performance, roll rates, etc.), as well as the classification and concentration thereof (through maximum ratios between the exposure to each customer, its own computable capital or “R.P.C.” or regulatory capital, and that of each customer). The loan portfolio classification as well as its concentration control is carried out following the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, the Bank has the Operational Risk Unit, through which it has implemented the Operational Risk Management Framework. This framework includes the Bank’s policies, practices, procedures and structures for the appropriate management of Operational Risk.

Operational Risk is the risk because of external events. It includes legal risk, but does not include strategic and reputational risks.

The Bank manages operational risk inherent to its products, activities, processes and material systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Such management includes the identification, assessment, monitoring, control and mitigation of operational risks.

Before launching or introducing new products, activities, processes or systems, the Bank makes sure its operational risks are appropriately assessed.

This way, the Bank has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

The minimum capital requirement with regard to the operational risk is determined according to the Argentine Central Bank regulations.

An appropriate management of operational risks also helps improving customer service quality.

In compliance with Communiqué “A” 5398, securitization, concentration, reputational and strategic risks were identified as significant risks, and a computation and measurement method was developed, which is currently being implemented. These risks, together with those mentioned previously, were included in the Capital Adequacy Assessment Report (I.A.C., as per its acronym in Spanish), within the framework of Communiqué “A” 5515.

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancement granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONCENTRATION RISK

Risk concentration has to do with the exposures or groups of exposures with similar characteristics, for instance when they belong to the same debtor, counterparty or guarantor, geographic area or economic sector; or because they are secured by the same type of assets used as collateral, with the possibility of generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions;

ii) A major change in the financial institution’s risk profile.

REPUTATIONAL RISK

Reputational risk is defined as the risk associated to a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources as for instance in the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

ASSET LAUNDERING, FUNDING OF TERRORIST ACTIVITIES AND OTHER ILLEGAL ACTIVITIES RISK

As regards the control and prevention of asset laundering and funding of terrorist activities, the Bank complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F. as per its initials in Spanish - Unidad de Información Financiera), under the jurisdiction of the Ministry of Justice and Human Rights with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

The Bank has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purpose, the Bank has control policies, procedures and structures that are applied using a “risk-based approach”, which allow monitoring transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic, financial and tax condition of the customer), in order to detect such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit (“U.A.L.” as per its initials in Spanish – Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

The Bank has appointed a director as Compliance Officer, pursuant to Resolution 121/11 of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

The Bank contributes to the prevention and mitigation of risks from transaction-related criminal behaviors, being involved in the international regulatory standards adoption process.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In compliance with Communiqué “A” 5394 issued by the Argentine Central Bank, in its website (http://www.bancogalicia.com.ar), inside the “Conózcanos” tab within “Información Corporativa”, the Bank has a document entitled “Disciplina de Mercado – Requisitos mínimos de divulgación”, where there is information related to the structure and adequacy of regulatory capital, the exposure to the different risks and the management thereof.

NOTE 37. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

The Company’s Board of Directors is the Company’s highest management body. It is made up of nine directors and four alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three to nine directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as schedule IV to Title IV of the regulations issued by the National Securities Commission (N.T. 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three directors, two of whom are independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

Basic Holding Structure

The Company is a company whose purpose is solely to conduct financial and investment activities as per Section 31 of the Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, the Bank stands out, in which the former has a controlling equity interest, being its main asset as well. The Bank, as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central bank. In particular, the Bank can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, the Company holds, either directly or indirectly, the remaining interests in several companies. In addition, the Company indirectly holds a number of equity investments in supplementary companies that belong to the Bank as controlling company.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Since the Company is a holding company, it has a limited personnel structure, and many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, one should note that the Company is under the control of other pure holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over Grupo Financiero Galicia and the Company has no group relationship with EBA Holding S.A. No director of EBA Holding S.A. is a director of the Company.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

Since its beginning, the Company has constantly shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

The Company has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

BANCO DE GALICIA Y BUENOS AIRES S.A.

The Bank’s Board of Directors is the Bank’s highest management body. It is made up of seven directors and five alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

The Bank complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Bank carries out its activities, from three to nine directors.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, three of the alternate directors are independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the Corporations Law and the Capital Markets Law are applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for the Bank’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a higher or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between him and Senior Management. The Board of Directors becomes aware of such reports, evidencing so in minutes.

In connection with directors’ training and development, the Bank has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

It may be said that the Bank’s executives, including directors, have proved updated knowledge and skills, and that the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

According to the activities carried out by the Bank, effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

- Risk Management Committee.

It is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, the temporary limit excesses and becoming aware of each risk position and compliance with policies.

- Credit Committee.

This Committee’s function is to resolve on loans greater than $ 90,000 and all the loans to be granted to financial institutions (local or foreign) and related customers.

- Asset and Liability Management Committee.

It is in charge of analyzing the evolution of the Bank’s business from a financial point of view regarding fund-raising and its placement in different assets, and is responsible for the follow-up and control of liquidity, interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of capital, and proposing changes to such parameters, if deemed necessary, to the Board of Directors.

- Information Technology Committee.

It is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the system’s structure, of the main processes and systems implemented, and for supervising the quality of the Bank’s systems.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

- Audit Committee (Argentine Central Bank).

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by the Bank, the Argentine Central Bank and effective laws; (2) the process of issuance of the financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies; and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions that interact in the financial institution.

- Audit Committee (National Securities Commission).

The Capital Markets Law sets forth that public companies shall create an Audit Committee. Such Committee’s mission is to provide the Board of Directors with assistance in overseeing the financial statements, as well as in the task of controlling the Bank and its controlled companies and companies it owns a stake in. Even though the Bank has withdrawn from the system for the public offering of shares, this Committee is still in place.

- Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities.

Its mission is to plan, coordinate and ensure compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible in this regard for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

- Committee for Information Integrity.

Its mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

- Human Resources Committee.

It is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in 9 salary levels and higher.

- Planning and Management Control Committee.

It is in charge of analyzing, defining and following up the consolidated balance sheet and income statement.

- Business and Segment Management Committee.

It is in charge of analyzing, defining and following up businesses and segments.

- Crisis Committee.

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

- Finance Committee – Consumer Banking

It is in charge of analyzing the financial evolution and the funding needs of companies devoted to the provision of financing to consumers, as well as analyzing the evolution of the credit portfolio.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

- Retail Banking Division

- Wholesale Banking Division

- Finance Division

- Comprehensive Corporate Services Division

- Organizational Development and Human Resources Division

- Risk Management Division

- Credit Division

- Planning Division

Senior Management’s main duties are as follows:

- Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

- Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

- Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

The Bank’s major shareholder is the Company. In turn, the Bank holds equity investments in supplementary companies as controlling company, as well as minority interests in companies whose controlling company is its own controlling company. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is so when the Bank holds either a majority or minority interest. The Company’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be Grupo Financiero Galicia’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

Business Conduct Policy and/or Code of Ethics

The Bank has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information Related to Personnel Economic Incentive Practices

The Human Resources Committee, composed of two Directors, the Managing Director and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for the Bank’s personnel.

It is the policy of the Bank to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

–	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.
–	Being an individual motivation means.
–	Easing the decentralized management of compensation administration.
–	Allowing the effective budget control of personnel costs.
–	Guaranteeing internal fairness.

In order to monitor and guarantee both external and internal fairness with regard to the payment of fixed and variable compensation, the Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee, market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, the Bank has different variable compensation systems:

1.         Business Incentives and/or Incentives through Commissions system for business areas.

2.         Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and the Bank’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the senior management and middle management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative K.P.I. (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed respecting at least three minimum aspects:

–	Results.
–	Business volume or size.
–	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors.

In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner - include different risk ratios, including the ratio between compensation and risks undertaken.

Variable compensation is only paid in cash. There are no payments in shares.

Every change to this policy is submitted to the Bank’s Human Resources Committee for its consideration.

NOTE 38. CREDIT LINES FOR THE PRODUCTIVE INVESTMENT

The Argentine Central Bank established the conditions to grant loans under the program “Credit Lines for the Productive Investment”, aimed at financing specific-purposes investment projects. The minimum conditions for the placement of the aforementioned line of credit are as follows:

2012 Quota: Amount equivalent to 5% of the monthly average of daily balances of deposits in the non-financial private sector in Pesos for June 2012.

2013 Quota, first and second tranches: Amount equivalent to 5% of the deposits mentioned in the previous paragraph calculated with regard to the balance at the end of November 2012 and May 2013, respectively.

2014 Quota, first and second tranches: Amount equivalent to 5% and 5.50% of the aforementioned deposits calculated with regard to the balance at the end of November 2013 and May 2014, respectively.

The interest rate to be earned by financial institutions shall be up to a fixed nominal 15.01% rate per annum for the 2012 quota, a fixed nominal 15.25% rate per annum for the 2013 quota (both tranches), a fixed nominal 17.50% rate per annum for the first tranche of the 2014 quota, and of up to 19.50% for the second tranche of the 2014 quota, at least for three years. With regard to the remaining term, a variable rate not to exceed Badlar rate plus 400 basis points may be applied for the 2012 and 2013 quotas, and a rate not to exceed Badlar rate plus 300 basis points may be applied for the 2014 quota.

The Bank has complied with the placement of the above-mentioned loans, in accordance with the conditions set forth by the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	Schedules	09.30.14	12.31.13

Assets

Current Assets

Cash and Due from Banks	2 and 11	G	464	327

Investments	9 and 11	D and G	50,355	10,416

Other Receivables	3, 9 and 11	E and G	24,178	28,886

Total Current Assets			74,997	39,629

Non-current Assets

Other Receivables	3, 9, 11 and 13	E and G	88,755	66,683

Investments	9	B and C	9,683,950	7,202,304

Fixed Assets		A	444	1,348

Total Non-current Assets			9,773,149	7,270,335

Total Assets			9,848,146	7,309,964

Liabilities

Current Liabilities

Financial Debt	4, 9, 11 and 15		351,953	336,728

Salaries and Social Security Contributions	5 and 9		1,082	3,218

Tax Liabilities	6 and 9		19,986	17,927

Other Liabilities	7, 9 and 11	G	33,092	4,856

Total Current Liabilities			406,113	362,729

Non-current Liabilities

Financial Debt	4, 9 and 15		78,200	-

Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			78,206	6

Total Liabilities			484,319	362,735

Shareholders’ Equity (per Related Statement)			9,363,827	6,947,229

Total Liabilities and Shareholders’ Equity			9,848,146	7,309,964

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET – MEMORANDUM ACCOUNTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	Schedules	09.30.14	12.31.13

Unused Overdrafts	11		125,000	158,343

Total			125,000	158,343

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	Schedules	09.30.14	09.30.13

Net Income on Investments in Related Institutions			2,525,593	1,316,573

Administrative Expenses	11	H	(19,854)	(24,851)

Financial and Holding Loss	11		(52,423)	(92,946)

Generated by Assets			29,691	(44,686)

Interest

On Special Checking Account Deposits			3	8

On Mutual Funds			3,014	17

On Time Deposits	(*)		17	164

On Promissory Notes Receivable	(*)		12	136

Income from Shares			-	(2,411)

Loss from Government and Corporate Securities			3,410	(56,741)

Foreign Exchange Income			23,235	14,141

Generated by Liabilities			(82,114)	(48,260)

Interest

On Financial Debt	(*)		(81,329)	(38,968)

Others			(210)	(84)

Foreign Exchange Loss			(575)	(9,208)

Other Income and Expenses - Income (Loss)			1,877	(2,045)

Net Income before Income Tax			2,455,193	1,196,731

Income Tax	13		-	-

Net Income for the Period	14		2,455,193	1,196,731

(*) Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Shareholders’ Contributions (*)					Retained Earnings (**)

Item	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Additional Paid-in Capital	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings	Total Shareholders’ Equity

Balances as of 12.31.12	1,241,407	278,131	606	-	1,520,144	133,254	1,880,465	1,336,215	4,870,078

Distribution of Unappropriated Retained Earnings (1)

Legal Reserve	-	-	-	-	-	66,811	-	(66,811)	-

Discretionary Reserve	-	-	-	-	-	-	1,245,054	(1,245,054)	-

Cash Dividends	-	-	-	-	-	-	-	(24,350)	(24,350)

Income for the Period	-	-	-	-	-	-	-	1,196,731	1,196,731

Balances as of 09.30.13	1,241,407	278,131	606	-	1,520,144	200,065	3,125,519	1,196,731	6,042,459

Balances as of 12.31.13	1,300,265	278,131	606	218,990	1,797,992	200,065	3,125,519	1,823,653	6,947,229

Distribution of Unappropriated Retained Earnings (2)

Legal Reserve	-	-	-	-	-	91,183	-	(91,183)	-

Discretionary Reserve	-	-	-	-	-	-	1,693,875	(1,693,875)	-

Cash Dividends	-	-	-	-	-	-	-	(38,595)	(38,595)

Income for the Period	-	-	-	-	-	-	-	2,455,193	2,455,193

Balances as of 09.30.14	1,300,265	278,131	606	218,990	1,797,992	291,248	4,819,394	2,455,193	9,363,827

(*) See Notes 8 and 16.

(**) See Note 12.

(1) Approved by the Ordinary Shareholders’ Meeting held on April 15, 2013.

(2) Approved by the Ordinary Shareholders’ Meeting held on April 29, 2014.

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.14	09.30.13

Changes in Cash

Cash at Beginning of Fiscal Year	1.I	10,743	9,270

Cash at Period-end	1.I	50,819	13,825

Net Increase in Cash		40,076	4,555

Causes for Changes in Cash

Operating Activities

Collections for Services		1,730	-

Payments to Suppliers of Goods and Services		(13,445)	(12,375)

Personnel Salaries and Social Security Contributions		(6,295)	(7,798)

Payments of Other Taxes		(24,561)	(16,061)

Collections for Other Operating Activities, Net		3,127	6,125

Net Cash Flow Used for Operating Activities		(39,444)	(30,109)

Investing Activities

Payments for Purchases of Fixed Assets		-	(236)

Collection of Dividends		127,750	61,951

Collections for Sale of Fixed Assets		5,389	-

Payments of Interest, Net		(51,022)	(13,300)

Collections for Sale of Controlled Companies		-	926

Payments for Equity Investments		(59,246)	(655)

Net Cash Flow Provided by Investing Activities		22,871	48,686

Financing Activities

Loans Received, Net		76,269	703

Distribution of Dividends, Net of Taxes		(19,620)	(14,725)

Net Cash Flow Provided by / (Used for) Financing Activities		56,649	(14,022)

Net Increase in Cash		40,076	4,555

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries the Bank and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s Management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (I.N.D.E.C.).

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the period/fiscal year.

Interest receivable or payable has been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Time and special checking account deposits have been measured at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at period-end closing price.

C.2. Non-current

The equity investments in companies are recognized using the equity method as of period/fiscal year-end.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N.), which differ from Argentine GAAP in certain aspects. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The equity investments in the Bank and Compañía Financiera Argentina S.A. have been recognized using the equity method, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.16. to the consolidated financial statements from Argentine GAAP.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate. See Schedule A.

The Company retired from its assets those that, due to their physical and/or technological obsolescence, were not useful for their intended purpose, and which pieces could not be used or exploited.

On July 22, 2014, the Company’s Board of Directors decided to approve the sale of the real estate to the Bank.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, plus the accrued portion of interest as of period/fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 3,621 and $ 3,320, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

H. SHAREHOLDERS’ EQUITY

H.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

H.2. Income and Expense Accounts

The results of operations for each period are presented in the period in which they accrue.

I. STATEMENT OF CASH FLOWS

“Cash and Due from Banks”, investments and receivables held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	09.30.14	12.31.13	09.30.13	12.31.12

Cash and Due from Banks	2	G	464	327	1,144	404

Investments		D and G	50,355	10,416	12,681	8,866

Total			50,819	10,743	13,825	9,270

NOTE 2. CASH AND DUE FROM BANKS

As of September 30, 2014 and December 31, 2013, the breakdown of the account was as follows:

	Notes	Schedules	09.30.14	12.31.13

Cash			14	12

Cash in Custody in Other Banks		G	-	192

Due from Banks – Checking Accounts	11		450	123

Total			464	327

NOTE 3. OTHER RECEIVABLES

As of September 30, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.14	12.31.13

Tax Credits			2,477	1,418

Miscellaneous Receivables

Recoverable Expenses			21,882	19,235

Promissory Notes Receivable	11	G	2,547	9,355

Sundry Debtors			60	-

Prepaid Expenses			39	28

Others			55	279

Allowance for Impairment of Value of Miscellaneous Receivables		E	(2,882)	(1,429)

Total			24,178	28,886

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Non-current	Notes	Schedules	09.30.14	12.31.13

Tax Credits

Minimum Presumed Income Tax Receivables			3,621	3,320

Allowance for Impairment of Value of Minimum Presumed Income Tax Receivables		E	(3,621)	(3,320)

Deferred Tax Asset	13		79,751	71,958

Allowance for Impairment of Value of Deferred Tax Asset	13	E	(79,751)	(71,958)

Promissory Notes Receivable	11	G	88,754	66,679

Prepaid Expenses			-	3

Sundry Debtors			1	1

Total			88,755	66,683

NOTE 4. FINANCIAL DEBT

As of September 30, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.14	12.31.13

Loans Received	11		-	25,657

Negotiable Obligations	15		351,953	311,071

Total			351,953	336,728

Non-current	Notes	Schedules	09.30.14	12.31.13

Negotiable Obligations	15		78,200	-

Total			78,200	-

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

As of September 30, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.14	12.31.13

Argentine Integrated Social Security System (S.I.P.A.)			90	234

Provision for Bonuses			450	1,903

Provision for Retirement Insurance			454	907

Provision for Directors’ and Syndics’ Fees			-	167

Provision for Annual Salary Bonus			85	-

Others			3	7

Total			1,082	3,218

NOTE 6. TAX LIABILITIES

As of September 30, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.14	12.31.13

Income Tax – Withholdings to Be Deposited			46	121

Provision for Tax on Personal Property – Substitute Taxpayer			19,940	17,806

Total			19,986	17,927

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 7. OTHER LIABILITIES

As of September 30, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.14	12.31.13

Sundry Creditors			29,866	69

Provision for Expenses	11	G	3,223	4,784

Guarantee Deposit of Directors			3	3

Total			33,092	4,856

Non-current	Notes	Schedules	09.30.14	12.31.13

Guarantee Deposit of Directors			6	6

Total			6	6

NOTE 8. CAPITAL STATUS

The capital status as of September 30, 2014 and December 31, 2013 was as follows:

Capital Stock	Face Value			Restated at Constant Currency

	Subscribed	Paid-in	Registered

Balances as of 12.31.12	1,241,407	1,241,407	1,241,407	1,519,538

Increase due to Merger (*)	58,858	58,858	-	58,858

Balances as of 12.31.13	1,300,265	1,300,265	1,241,407	1,578,396

Increase due to Merger (*)	-	-	58,858	-

Balances as of 09.30.14	1,300,265	1,300,265	1,300,265	1,578,396

(*) See Note 16.

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of September 30, 2014, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities

1st Quarter (*)	50,355	2,260	250,153	178	46	33,092

2nd Quarter (*)	-	1	-	904	-	-

3rd Quarter (*)	-	2	-	-	19,940	-

4th Quarter (*)	-	21,915	101,800	-	-	-

After One Year (*)	-	88,755	78,200	-	-	6

Subtotal Falling Due	50,355	112,933	430,153	1,082	19,986	33,098

No Set Due Date	9,683,950	-	-	-	-	-

Past Due	-	-	-	-	-	-

Total	9,734,305	112,933	430,153	1,082	19,986	33,098

Non-interest Bearing	9,691,588	21,632	-	1,082	19,986	33,098

At Variable Rate	37,212	91,301	430,153	-	-	-

At Fixed Rate	5,505	-	-	-	-	-

Total	9,734,305	112,933	430,153	1,082	19,986	33,098

(*) From the closing date of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of period/fiscal year-end was the following:

Information as of:	09.30.14

Issuing Company	Direct Holding

	Shares		Percentage of Equity Investment Held in

	Type	Amount	Total Capital	Possible Votes

Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000

Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	19,000	95.00000	95.00000

Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000

Net Investment S.A.	Ordinary	10,500	87.50000	87.50000

Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*) Ordinary shares A and B.

Information as of:	12.31.13

Issuing Company	Direct Holding

	Shares		Percentage of Equity Investment Held in

	Type	Amount	Total Capital	Possible Votes

Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	560,199,603	99.62174	99.62174

Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000

Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000

Net Investment S.A.	Ordinary	10,500	87.50000	87.50000

Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*) Ordinary shares A and B. It includes 25,454,193 ordinary class “B” shares incorporated due to the Merger described in Note 16.

The controlled companies’ financial position and results of operations as of period/fiscal year-end are as follows:

Information as of:	09.30.14

Company	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	83,589,376	74,524,739	9,064,637	2,323,801

Compañía Financiera Argentina S.A.	3,762,345	2,664,458	1,097,887	87,963

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	53,016	16,236	36,780	32,858

Galicia Warrants S.A.	47,067	21,119	25,948	11,553

Net Investment S.A.	174	6	168	19

Sudamericana Holding S.A.	335,331	4,874	330,457	59,976

Information as of:	12.31.13			09.30.13

Company	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	69,000,176	62,259,344	6,740,832	1,230,698

Compañía Financiera Argentina S.A.	3,641,812	2,631,887	1,009,925	127,787

Galicia Warrants S.A.	42,890	17,485	25,405	9,730

Net Investment S.A.	160	11	149	-

Sudamericana Holding S.A.	291,079	3,510	287,569	44,403

On February 25, 2014, the Company’s Board of Directors resolved the following: (i) to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831, with regard to all the remaining shares of the Bank held by third parties; (ii) to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

for each remaining share held by third parties; (iii) to request the National Securities Commission the immediate withdrawal of the Bank from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831; (iv) to appoint the Bank as the financial institution where the Company shall deposit the amount corresponding to the total value of the Bank’s remaining shares; and (v) to give the Bank notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of the Bank’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, what makes the Company the owner, by operation of law, of all of the Bank’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831. The unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On April 7, 2014, the Bank presented the Company with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, being the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price.

On April 15, 2014, the Company’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión’s capital stock, and, on that same date, the Company paid 25% of the total agreed price, which amounted to $ 39,482. The remaining 75% was paid on October 10, 2014.

NOTE 11. SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	09.30.14	12.31.13

Cash and Due from Banks – Checking Accounts	2		330

Investments – Special Checking Account		D	7,638	427

Other Receivables – Promissory Notes Receivable	3	G	91,301	76,034

Total			99,269	76,461

Liabilities	Notes	Schedules	09.30.14	12.31.13

Financial Debt in Pesos	4		-	25,657

Other Liabilities – Sundry Creditors	7		29,611	-

Other Liabilities – Provision for Expenses	7		766	1,544

Total			30,377	27,201

Memorandum Accounts	Notes	Schedules	09.30.14	12.31.13

Unused Balance of Agreement			125,000	158,343

Total			125,000	158,343

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Income	Notes	Schedules	09.30.14	09.30.13

Financial Income – Interest on Promissory Notes Receivable			7,106	2,691

Financial Income – Interest on Time Deposits			2,876	320

Total			9,982	3,011

Expenses	Notes	Schedules	09.30.14	09.30.13

Administrative Expenses		H

Other Operating Expenses			476	1,256

Other Expenses			1,006	495

Expenses Corresponding to the Issuance of the Global Program for the Issuance of Negotiable Obligations			1,080	1,320

Financial Expenses – Interest on Financial Debt			6,922	11,154

Total			9,484	14,225

SUDAMERICANA HOLDING S.A.

Expenses	Notes	Schedules	09.30.14	09.30.13

Financial Expenses – Interest on Financial Debt			-	15,149

Total			-	15,149

TARJETAS REGIONALES S.A.

Expenses	Notes	Schedules	09.30.14	09.30.13

Financial Expenses – Interest on Financial Debt			-	8

Total			-	8

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Allowances	Other Liabilities	Total

Balances as of 12.31.12	29,560	1,804	603	-	31,967

Charge to Income	38,399	683	359	-	39,441

Others	209	(1)	-	434	642

Balances as of 12.31.13	68,168	2,486	962	434	72,050

Charge to Income	7,132	261	614	(286)	7,721

Balances as of 09.30.14	75,300	2,747	1,576	148	79,771

Liabilities			Fixed Assets	Financial Debt	Total

Balances as of 12.31.12			112	85	197

Charge to Income			(20)	(85)	(105)

Balances as of 12.31.13			92	-	92

Charge to Income			(72)	-	(72)

Balances as of 09.30.14			20	-	20

Net deferred tax assets as of September 30, 2014 and December 31, 2013 amount to $ 79,751 and $ 71,958, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

A provision for the deferred tax asset has been fully recorded, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

Tax loss carry-forwards recorded by the Company, pending being used, amount to approximately $ 215,140, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets

2010	19,035	2015	6,662

2011	28,062	2016	9,822

2012	37,359	2017	13,076

2013	110,306	2018	38,608

2014	20,378	2019	7,132

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	09.30.14	09.30.13

Book Income Before Income Tax	2,455,193	1,196,731

Income Tax Rate in Force	35%	35%

Result for the Period at the Tax Rate	859,318	418,856

Permanent Differences at the Tax Rate

Increase in Income Tax

Expenses not Included in Tax Return	7,744	19,608

Other Causes	1,874	536

Decrease in Income Tax

Loss on Investments in Related Institutions	(878,326)	(468,589)

Other Causes	1,597	(6,118)

Allowance for Impairment of Value (Schedule E)	7,793	35,707

Total Income Tax Charge Recorded	-	-

The following table shows the reconciliation of tax charged to income to tax determined for the period for tax purposes:

	09.30.14	09.30.13

Total Income Tax Charge Recorded	-	-

Temporary Differences

Variation in Deferred Tax Assets	7,721	35,607

Variation in Deferred Tax Liabilities	72	100

Allowance for Impairment of Value (Schedule E)	(7,793)	(35,707)

Total Tax Determined for Tax Purposes	-	-

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2014 and 2013:

	09.30.14	09.30.13

Income for the Period	2,455,193	1,196,731

Outstanding Ordinary Shares Weighted Average	1,300,265	1,241,407

Diluted Ordinary Shares Weighted Average	1,300,265	1,241,407

Earnings per Ordinary Share (*)

Basic	1.88823	0.96401

Diluted	1.88823	0.96401

(*) Figures stated in Pesos.

NOTE 15. GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Notes, not convertible into shares. Such Notes may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Notes may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics thereof.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. Such conditions were released on May 8, 2009.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Notes, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, the Company’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Notes, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies.

On May 8, 2013, the Company placed Class IV Notes and, on January 30, 2014, it placed Class V, Series I and Series II, Notes.

On May 8, 2014, through Resolution No. 17343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On February 28, 2014, the Company repaid Class III Notes through the payment of $ 64,302 as amortization of principal and the corresponding interest.

As of September 30, 2014 and December 31, 2013, the following Notes issued in Pesos were outstanding:

Class	F.V. Amount	Term	Maturity Date	Interest Rate	Book Value $

					09.30.14	12.31.13

III	$ 78,075	18 months	02.28.14	Variable Badlar Rate + 3.59%	-	84,044

IV	$ 220,000	18 months	11.10.14	Variable Badlar Rate + 3.49%	242,405	227,027

V Series I	$ 101,800	18 months	07.31.15	Variable Badlar Rate + 4.25%	106,109	-

V Series II	$ 78,200	36 months	01.31.17	Variable Badlar Rate + 5.25%	81,639	-

On October 23, 2014, the Company issued Series I and II corresponding to Class VI Notes. See Note 17.

NOTE 16. MERGER BY ABSORPTION OF THESEUS S.A. AND LAGARCUE S.A. AND CAPITAL INCREASE

On September 10, 2013, a Preliminary Merger Agreement was entered into, which described the terms and conditions of the merger by absorption by the Company, as merging company, of the total assets and liabilities of Lagarcué S.A. and Theseus S.A., as merged companies.

The Preliminary Merger Agreement, the special balance sheets for merger purposes and the consolidated balance sheet for merger purposes, ended on September 30, 2013, were approved by Lagarcué S.A. and Theseus S.A. at the Extraordinary Shareholders’ Meetings held on September 10, 2013.

At the Company’s Extraordinary Shareholders’ Meeting held on November 21, 2013, the aforementioned documents were approved, as well as the exchange ratio and the capital increase by $ 58,858, through the issuance of 58,857,580 ordinary book-entry Class “B” shares, with a face value of $ 1 (figure stated in Pesos) and one vote per share, entitled to take part in the distribution of profits as from the fiscal year commenced on January 1, 2013.

On December 18, 2013, the Final Merger Agreement was signed and executed by public deed pursuant to the provisions of Section 83, Subsection 4 of the Corporations Law. Therefore, the Company incorporated the aforementioned companies by absorption, in effect as of September 1, 2013. This way, 25,454,193 Class “B” shares of the controlled company the Bank, representing 4.526585% of the capital stock, owned by Lagarcué S.A. and Theseus S.A., were incorporated.

Consequently, the Company held 560,199,603 shares of the Bank, representing 99.621742% of the Company’s capital stock and 99.621742% of votes.

On February 27, 2014, through Resolution No. 17300, the Board of Directors of the National Securities Commission (C.N.V.) gave its consent to the merger by absorption of the Company (as merging company) with Lagarcué S.A. and Theseus S.A. (as merged companies) and to the Company’s capital increase, ordering its registration.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The merger by absorption and the dissolution of the merged companies were registered at the Corporation Control Authority (I.G.J.) on June 12, 2014, while the capital increase of the merging company was registered on July 10, 2014.

NOTE 17. SUBSEQUENT EVENTS

On October 23, 2014, the Company issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $ 140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis from January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $ 30,997.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases (*)	Balance at Period-end	Amortization					Net Book Value	Net
					Accumulated at Beginning of Year	Decreases (*)	Annual Rate %	Amount for the Period	Accumulated at Period-end		Book Value for Previous Fiscal Year

Real Estate (*)	918	-	918	-	194	204	2	10	-	-	724

Furniture and Fixtures	222	-	220	2	220	219	20	-	1	1	2

Machines and Equipment	1,128	-	432	696	698	432	20	103	369	327	430

Vehicles	236	-	128	108	155	92	20	16	79	29	81

Hardware	434	-	267	167	323	268	20	25	80	87	111

Totals as of 09.30.14	2,938	-	1,965	973	1,590	1,215		154	529	444	-

Totals as of 12.31.13	2,705	236	3	2,938	1,346	2		246	1,590	-	1,348

(*) See Note 1.E.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – GOODWILL

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period-end	Amortization					Net Book Value	Net
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period	Accumulated at Period-end		Book Value for Previous Fiscal Year

Goodwill (Schedule C)	23,544	19,508	-	43,052	10,295	-	10	5,348	15,643	27,409	13,249

Totals as of 09.30.14	23,544	19,508	-	43,052	10,295	-		5,348	15,643	27,409	-

Totals as of 12.31.13	17,190	6,354	-	23,544	8,302	-		1,993	10,295	-	13,249

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Class	Face Value	Amount	Acquisition Cost	Market Price	Equity Method	Recorded Value as of 09.30.14	Book Value as of 12.31.13

Non-current Investments

Corporations. Section 33 of Law No. 19550:

Companies subject to Direct and Indirect Control (*)

Banco de Galicia y Buenos Aires S.A.	Ord. “A”	0.001	101

	Ord. “B”	0.001	562,326,550

			562,326,651	3,384,304	-	9,282,748	9,282,748	6,890,919

	Goodwill (**)			43,052	-		27,409	13,249

Compañía Financiera Argentina S.A.	Ordinary	0.001	16,726,875	25,669	-	32,937	32,937	30,300

Galicia Administradora de Fondos Comunes de Inversión S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	0.001	19,000	39,481	-	34,940	34,940	-

Galicia Warrants S.A.	Ordinary	0.001	875,000	11,829	-	22,705	22,705	22,229

Net Investment S.A.	Ordinary	0.001	10,500	22,341	-	147	147	130

Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	-	283,064	283,064	245,477

Total Non-current Investments				3,569,594	-	9,656,541	9,683,950	7,202,304

(*) See Note 10. (**) See Schedule B.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Information on the Issuing Companies Latest Financial Statements (*)
	Principal Line of Business	Date	Capital Stock	Net Income	Shareholders’ Equity	Percentage of Equity Held in the Capital Stock

Non-current Investments

Corporations. Section 33 of Law No. 19550:

Companies subject to Direct and Indirect Control

Banco de Galicia y Buenos Aires S.A.	Financial Activities	09.30.14	562,327	2,323,801	9,064,637	100.00000

Compañía Financiera Argentina S.A.	Financial Activities	09.30.14	557,563	87,963	1,097,887	3.00000

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Administration of Mutual Funds	09.30.14	20	32,858	36,780	95.00000

Galicia Warrants S.A.	Issuance of Warrants	09.30.14	1,000	11,553	25,948	87.50000

Net Investment S.A.	Information Technology	09.30.14	12	19	168	87.50000

Sudamericana Holding S.A.	Financial and Investment Activities	09.30.14	186	59,976(1)	330,457	87.50034

(*) See Note 10. (1) For the three-month period ended September 30, 2014.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – OTHER INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account and Characteristics	Notes	Schedules	09.30.14	12.31.13

Current Investments (*)

Deposits in Special Checking Accounts	11	G	13,040	10,416

Mutual Funds			37,212	-

Time Deposits			103	-

Total			50,355	10,416

(*) Include accrued interest, if applicable.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – ALLOWANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-end	Balances at the Previous Fiscal Year-end

Deducted from Assets

Impairment of Value of Deferred Tax Asset	71,134	8,617	-	79,751	71,134

Impairment of Value of Miscellaneous Receivables	1,429	1,453	-	2,882	1,429

Impairment of Value of Minimum Presumed Income Tax Receivables	3,320	397	(96)	3,621	3,320

Total as of 09.30.14	75,883	10,371	-	86,254	-

Total as of 12.31.13	36,803	49,926	10,846	-	75,883

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 09.30.14	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.13

Assets

Current Assets

Cash and Due from Banks

Cash in Custody in Other Banks	-	-	-	-	US$	29.50	192

Investments

Deposits in Special Checking Accounts	US$	1,540.51	8.4643	13,039	US$	1,597.89	10,415

Other Receivables

Promissory Notes Receivable	US$	300.87	8.4643	2,547	US$	1,435.18	9,355

Total Current Assets				15,586			19,962

Non-current Assets

Other Receivables

Promissory Notes Receivable	US$	10,485.73	8.4643	88,754	US$	10,229.98	66,679

Total Non-current Assets				88,754			66,679

Total Assets				104,340			86,641

Liabilities

Current Liabilities

Other Liabilities

Provision for Expenses	US$	263.74	8.4643	2,232	US$	317.64	2,070

Total Current Liabilities				2,232			2,070

Total Liabilities				2,232			2,070

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Total as of 09.30.14	Administrative Expenses	Total as of 09.30.13

Personnel Expenses	5,792	5,792	9,521

Directors’ and Syndics’ Fees	1,482	1,482	1,506

Other Fees	4,680	4,680	5,081

Taxes	5,077	5,077	5,657

Depreciation of Fixed Assets	154	154	185

Other Operating Expenses (*)	472	472	619

Other (*)	1,493	1,493	1,674

Expenses Corresponding to the “Global Program for the Issuance of Negotiable Obligations” (*)	704	704	608

Totals	19,854	19,854	24,851

(*) Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

I. GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS.

None.

2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

3. CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES ACCORDING TO THEIR ESTIMATED COLLECTION OR PAYMENT TERM.

Receivables: See Note 9 to the financial statements.

Debts: See Note 9 to the financial statements.

4. CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE.

Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4.

See Notes 9, 10 and 11, and Schedule C to the financial statements.

6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE.

As of September 30, 2014 and December 31, 2013, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

II. PHYSICAL INVENTORY OF INVENTORIES:

7. FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES.

As of September 30, 2014 and December 31, 2013, the Company did not have any inventories.

III. CURRENT VALUES:

8. SOURCES OF THE INFORMATION USED FOR CALCULATING CURRENT VALUES FOR THE ASSESSMENT OF INVENTORIES, FIXED ASSETS AND OTHER SIGNIFICANT ASSETS.

See Notes 1.C. and 1.D. to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

9. FIXED ASSETS THAT HAVE BEEN TECHNICALLY APPRAISED.

As of September 30, 2014 and December 31, 2013, the Company did not have any fixed assets that have been technically appraised. See Schedule A.

10. FIXED ASSETS NOT USED BECAUSE THEY ARE OBSOLETE.

As of September 30, 2014 and December 31, 2013, the Company did not have any obsolete fixed assets which have a book value. See Schedule A.

IV. EQUITY INVESTMENTS:

11. EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION.

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

V. RECOVERABLE VALUES:

12. CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS.

As of September 30, 2014 and December 31, 2013, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with the profits reported by it.

VI. INSURANCE:

13. INSURANCE POLICIES FOR TANGIBLE ASSETS.

As of September 30, 2014 and December 31, 2013, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 09.30.14	Book Value as of 12.31.13
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft	-	-	1,267

Vehicles	Theft, Robbery, Fire or Total Loss	220	29	81

VII. POSITIVE AND NEGATIVE CONTINGENCIES:

14. ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PER CENT (2%) OF SHAREHOLDERS’ EQUITY.

None.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

15. CONTINGENCIES WHICH, AT THE DATE OF THE FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS.

As of September 30, 2014 and December 31, 2013, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

VIII. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS:

16. STATUS OF CAPITALIZATION ARRANGEMENTS.

As of September 30, 2014 and December 31, 2013, there were no irrevocable contributions towards future share subscriptions.

17. CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES.

As of September 30, 2014 and December 31, 2013, there were no cumulative unpaid dividends on preferred shares.

18. CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT.

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) As of September 30, 2014 and December 31, 2013, the Company had not set up any allowances.

b) Inventories:

As of September 30, 2014 and December 31, 2013, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables:

See Schedule E.

b) Inventories:

As of September 30, 2014 and December 31, 2013, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of September 30, 2014 and December 31, 2013, the Company did not have any fixed assets that have been technically appraised.

2) As of September 30, 2014 and December 31, 2013, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of September 30, 2014 and December 31, 2013, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2014 AND ENDED SEPTEMBER 30, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

F. SHAREHOLDERS’ EQUITY

1) As of September 30, 2014 and December 31, 2013, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of September 30, 2014 and December 31, 2013, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of September 30, 2014 and December 31, 2013, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of September 30, 2014 and December 31, 2013, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 09.30.14	Book Value as of 12.31.13
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft	-	-	1,267

Vehicles	Theft, Robbery, Fire or Total Loss	220	29	81

6) As of September 30, 2014 and December 31, 2013, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of September 30, 2014 and December 31, 2013, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Buenos Aires, November 5, 2014.

GRUPO FINANCIERO GALICIA S.A.

RATIFICACION DE FIRMAS DE LOS ESTADOS CONTABLES

CORRESPONDIENTE AL EJERCICIO ECONÓMICO INICIADO EL 1° DE ENERO DE 2014 Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2014, PRESENTADO EN FORMA COMPARATIVA

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen the Bank’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by the Bank through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

SEPTEMBER 30, 2014

The income for the fiscal period ended September 30, 2014 amounted to $ 2,455,193. This income has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On January 30, 2014, the Company issued Class V Notes, in two Series: Series I for $ 101,800, maturing on July 31, 2015, and Series II, for $ 78,200, maturing on January 31, 2017, both with interest paid on a quarterly basis from April 30, 2014. Part of the subscription of Class V Notes was carried out through the payment in Class III Notes, with a face value of $ 20,622.

The General Ordinary Shareholders’ Meeting held on April 29, 2014 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2013, as follows:

- To Legal Reserve	$91,183

- To Discretionary Reserve	$1,693,875

- To Cash Dividends (2.9682% of the Capital Stock)	$38,595

On October 23, 2014, the Company issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $ 140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis as from January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $ 30,997.

MERGER BY ABSORPTION OF THESEUS S.A. AND LAGARCUÉ S.A.

On September 10, 2013, a Preliminary Merger Agreement was entered into, which described the terms and conditions of the merger by absorption by the Company, as merging company, of the total assets and liabilities of Lagarcué S.A. and Theseus S.A., as merged companies.

The Preliminary Merger Agreement, the special balance sheets for merger purposes and the consolidated balance sheet for merger purposes, ended on September 30, 2013, were approved by Lagarcué S.A. and Theseus S.A. at the Extraordinary Shareholders’ Meetings held on September 10, 2013.

At the Company’s Extraordinary Shareholders’ Meeting held on November 21, 2013, the aforementioned documents were approved, as well as the exchange ratio and the capital increase by $ 58,858, through the issuance of 58,857,580 ordinary book-entry Class “B” shares, with a face value of $ 1 (figure stated in Pesos) and one vote per share, entitled to take part in the distribution of profits as from the fiscal year commenced on January 1, 2013.

On December 18, 2013, the Final Merger Agreement was signed and executed by public deed pursuant to the provisions of Section 83, Subsection 4 of the Corporations Law. Therefore, the Company incorporated the aforementioned companies by absorption, in effect as of September 1, 2013. This way, 25,454,193 Class “B” shares of the controlled company the Bank, representing 4.526585% of the capital stock, owned by Lagarcué S.A. and Theseus S.A., were incorporated.

GRUPO FINANCIERO GALICIA S.A.

RATIFICACION DE FIRMAS DE LOS ESTADOS CONTABLES

CORRESPONDIENTE AL EJERCICIO ECONÓMICO INICIADO EL 1° DE ENERO DE 2014 Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2014, PRESENTADO EN FORMA COMPARATIVA

Consequently, the Company held 560,199,603 shares of the Bank, representing 99.621742% of the Company’s capital stock and 99.621742% of votes.

On February 27, 2014, through Resolution No. 17,300, the Board of Directors of the National Securities Commission (C.N.V.) gave its consent to the merger by absorption of the Company (as merging company) with Lagarcué S.A. and Theseus S.A. (as merged companies) and to the Company’s capital increase, ordering its registration.

The dissolution by absorption of each of the merged companies and the merger by absorption by the merging company were registered on June 12, 2014, while the capital increase of the merging company was registered on July 10, 2014.

BANCO DE GALICIA Y BUENOS AIRES S.A.’S ACQUISITION OF MINORITY SHAREHOLDING

On February 25, 2014, the Company’s Board of Directors resolved the following:

i.	to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831 with regard to all the remaining shares of the Bank held by third parties;
ii.

to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties;

iii.

to request the National Securities Commission allow the immediate withdrawal of the Bank from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831;

iv.	to appoint the Bank as the financial institution where the Company shall deposit the amount corresponding to the total value of the Bank’s remaining shares; and
v.	to give the Bank notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of the Bank’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, which makes the Company the owner, by operation of law, of all of the Bank’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831.

On September 12, 2014, the unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.).

GRUPO FINANCIERO GALICIA S.A.

RATIFICACION DE FIRMAS DE LOS ESTADOS CONTABLES

CORRESPONDIENTE AL EJERCICIO ECONÓMICO INICIADO EL 1° DE ENERO DE 2014 Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2014, PRESENTADO EN FORMA COMPARATIVA

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

	09.30.14	09.30.13	09.30.12	09.30.11	09.30.10
Assets

Cash and Due from Banks	14,477,439	9,665,470	7,296,694	6,902,248	5,203,961

Government and Private Securities	10,973,976	5,415,573	5,047,933	3,764,984	2,925,382

Loans	61,579,483	49,766,921	36,505,896	28,311,137	18,403,838

Other Receivables Resulting from Financial Brokerage	6,968,600	5,357,111	5,821,359	3,638,796	2,242,029

Receivables from Financial Leases	1,038,329	1,035,238	654,799	559,227	374,228

Equity Investments	51,705	77,916	80,431	55,720	48,126

Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	3,464,358	2,879,131	2,254,285	1,743,969	1,472,136

Other Assets	2,090,810	1,397,556	1,362,664	1,279,896	911,678

Total Assets	100,644,700	75,594,916	59,024,061	46,255,977	31,581,378

Liabilities

Deposits	59,930,445	47,114,079	35,155,723	28,531,542	19,895,592

Other Liabilities Resulting from Financial Brokerage	24,649,528	17,301,594	15,141,465	11,058,707	6,207,815

Subordinated Negotiable Obligations	1,968,903	1,432,988	1,099,873	958,052	1,218,892

Other Liabilities	4,002,584	2,853,348	2,465,401	2,031,115	1,626,238

Minority Interest	729,413	850,448	659,741	480,120	352,951

Total Liabilities	91,280,873	69,552,457	54,522,203	43,059,536	29,301,488

Shareholders’ Equity	9,363,827	6,042,459	4,501,858	3,196,441	2,279,890

Total Liabilities and Shareholders’ Equity	100,644,370	75,594,916	59,024,061	46,255,977	31,581,378

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT

	09.30.14	09.30.13	09.30.12	09.30.11	09.30.10
Net Financial Income	7,325,540	4,841,500	3,823,371	2,557,622	1,433,933

Net Income from Services	4,099,314	3,070,226	2,301,601	1,761,193	1,274,445

Provision for Loan Losses	1,893,729	1,267,975	945,561	571,817	389,248

Administrative Expenses	6,698,510	5,446,714	4,181,707	3,042,284	1,980,855

Net Income from Financial Brokerage	2,832,615	1,197,037	997,704	704,714	338,275

Other Miscellaneous Income	1,205,686	803,751	564,471	489,120	56,572

Income Tax	1,583,108	804,057	594,180	442,065	175,556

Net Income	2,455,193	1,196,731	967,995	751,769	219,291

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

	09.30.14	09.30.13	09.30.12	09.30.11	09.30.10
Funds Provided by Operating Activities	2,590,293	1,205,788	1,476,577	159,094	1,464,206

Funds (Used for) Investing Activities	(264,521)	(284,162)	(156,530)	(189,918)	(305,470)

Funds Provided by (Used for) Financing Activities	39,931	747,699	240,848	1,721,821	(312,506)

Financial Results and by Holding of Cash and Cash Equivalents	1,540,935	532,814	243,093	194,469	88,593

Total Funds Provided during the Period	3,906,638	2,202,139	1,803,988	1,885,466	934,823

GRUPO FINANCIERO GALICIA S.A.

RATIFICACION DE FIRMAS DE LOS ESTADOS CONTABLES

CORRESPONDIENTE AL EJERCICIO ECONÓMICO INICIADO EL 1° DE ENERO DE 2014 Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2014, PRESENTADO EN FORMA COMPARATIVA

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from the Bank, the individual liquidity ratio for the Bank is detailed as follows:

	09.30.14	09.30.13	09.30.12	09.30.11	09.30.10
Liquid Assets (*) as a Percentage of Transactional Deposits	79.13	68.45	74.15	72.39	68.97

Liquid Assets (*) as a Percentage of Total Deposits	38.53	30.88	36.10	38.32	36.31

(*) Liquid Assets include cash and due from banks, Lebacs and Nobacs, net call money, short-term placements in correspondent banks, Special Guarantees Accounts at the Argentine Central Bank and repo and reverse repo transactions with the local market.

SOLVENCY

	09.30.14	09.30.13	09.30.12	09.30.11	09.30.10
Solvency	10.26	8.69	8.26	7.42	7.78

CAPITAL ASSETS

	09.30.14	09.30.13	09.30.12	09.30.11	09.30.10
Capital Assets (*)	3.49	3.91	3.96	3.89	4.81

(*) Equity investments, bank premises and equipment, miscellaneous assets and intangible assets/total assets.

PROFITABILITY

	09.30.14	09.30.13	09.30.12	09.30.11	09.30.10
Return on Average Assets (*)	3.88	2.71	2.81	2.91	1.39

Return on Average Shareholders’ Equity (*)	40.19	29.69	32.33	35.41	13.64

(*) Annualized.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, the Bank is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. Through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to both individual and corporate customers.

The Bank operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering 261 branches, together with 391 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

During the first nine months of fiscal year 2014, the Bank recorded net income for $ 2,323,801, while during the same period of the previous fiscal year it had recorded net income for $ 1,230,698. The increase in income for the period, when compared to the first nine months of fiscal year 2013, mainly resulted from the increase in net operating income (net financial income plus net income from services) (41.3%), which was higher than the increase in administrative expenses (22.4%). This was offset by higher provisions for loan losses (49.4%). The positive evolution of net operating income was due both to an increase in net financial income (amounting to $ 2,359,679, a 48.4% increase) and to higher net income from services (amounting to $ 1,086,899, a 31.3% increase).

GRUPO FINANCIERO GALICIA S.A.

RATIFICACION DE FIRMAS DE LOS ESTADOS CONTABLES

CORRESPONDIENTE AL EJERCICIO ECONÓMICO INICIADO EL 1° DE ENERO DE 2014 Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2014, PRESENTADO EN FORMA COMPARATIVA

During the first nine months of fiscal year 2014, the Company established provisions for loan losses for $ 1,893,729, $ 625,754 higher than those established for the same period of the previous fiscal year, an increase both regarding corporations and individuals. Administrative expenses for the first nine months of fiscal year 2014 totaled $ 6,471,649, increasing 22.4% when compared to the same period of the previous fiscal year. Personnel expenses grew 21.4%, mainly due to the salary increase agreed upon with unions, offset by the decrease in staff. The remaining administrative expenses showed a 23.9% increase, mainly due to the increase in the costs related to the different services rendered to the Bank. The income tax charge amounted to $ 1,526,000, $ 735,434 higher than that for the first nine months of fiscal year 2013. Banco Galicia’s credit exposure to the private sector amounted to $ 72,690,862, showing a 22.4% growth during the last twelve months. Meanwhile, deposits reached $ 60,041,646, growing 26.4% when compared to the same period of the previous fiscal year. As of September 30, 2014, the Bank’s estimated share in loans to the private sector was 8.74%, while in deposits from the private sector it was 8.80%, when compared to 8.69% and 9.07%, respectively, for the previous fiscal year.

NET INVESTMENT S.A.

The Company’s equity investment in Net Investment S.A.’s capital stock is 87.50%, whereas the remaining 12.50% is owned by the Bank.

Net Investment S.A. was created to carry out Internet business transactions.

Taking into consideration the Board of Directors’ search for new business alternatives, in fiscal year 2010 the company subscribed shares belonging to a foreign company that carries out activities related to business development through the Internet. The equity investment held in this company represents 0.19% of corporate capital.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by the Company in this company is 87.50%. The Bank has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of the Company’s general plan to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $ 1,253,161 during the fiscal period commenced on January 1, 2014 and ended on September 30, 2014. As of September 30, 2014, these companies had approximately 6.3 million policies/certificates in all their insurance lines.

From a commercial standpoint, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the second quarter of 2014 exceeded that for the same quarter of the previous year by 27%.

GRUPO FINANCIERO GALICIA S.A.

RATIFICACION DE FIRMAS DE LOS ESTADOS CONTABLES

CORRESPONDIENTE AL EJERCICIO ECONÓMICO INICIADO EL 1° DE ENERO DE 2014 Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2014, PRESENTADO EN FORMA COMPARATIVA

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are the Company, which holds an 87.5 % equity investment in the company, and the Bank, which holds a 12.5 % interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it carries out its transactions in the warrants market and as well includes other services related to its main activity, for different regional economies and geographic areas of the country.

During the third quarter of 2014, the market demanded financing through warrants at a similar level than that recorded the previous year. With regard to storage services, the level of activity in warehouses was quite good, with the start of the 2014 harvest period.

During this nine-month period, deposit certificates and warrants were issued for $ 744,198, regarding merchandise under custody located throughout the country.

As of September 30, 2014, Galicia Warrants S.A. obtained income from services amounting to $ 33,218.

Galicia Warrants S.A. continues working with the purpose of rendering its customers a high quality and more reliable service that is better tailored to meet their needs.

GALICIA ADMINISTRADORA DE FONDOS S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSION

On April 7, 2014, the Bank presented the Company with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, being the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price.

On April 15, 2014, the Company’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión’s capital stock.

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión administers the FIMA mutual funds distributed by the Bank (custodial agent of collective investment products corresponding to mutual funds), through its broad channel network (branches, electronic banking, phone banking), to different customer segments (institutional, corporate and individual customers).

As of September 30, 2014, FIMA funds amounted to $ 10,696 million, representing an 8.1% market share. During this nine-month period comprised between January 1, 2014 and September 30, 2014, the volume of FIMA funds increased 61.3% (reaching $ 4,065 million). This increase in volume mainly took place in the wholesale banking customer segments (both institutional and corporate customers), particularly regarding FIMA Premium, FIMA Ahorro Pesos and FIMA Ahorro Plus.

GRUPO FINANCIERO GALICIA S.A.

RATIFICACION DE FIRMAS DE LOS ESTADOS CONTABLES

CORRESPONDIENTE AL EJERCICIO ECONÓMICO INICIADO EL 1° DE ENERO DE 2014 Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2014, PRESENTADO EN FORMA COMPARATIVA

Recently, and by virtue of the new Capital Markets Law, Galicia Administradora de Fondos S.A. S.G.F.C.I. was re-registered with the C.N.V. as manager of collective investment products corresponding to mutual funds, under registration number 2.

The outlook for this fiscal year is that mutual funds will continue growing, as well as the businesses related thereto (within the framework of the new Capital Markets Law), for instance advisory services and/or management of discretional investment portfolios.

OUTLOOK

The Company’s outlook for this fiscal year is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Buenos Aires, November 5, 2014.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

1.

We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the “Company”) as of September 30, 2014, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the nine-month period then ended, as well as supplementary Notes 1 to 17, Schedules A, B, C, D, E, G and H, which supplement them, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of the Company and its controlled companies for the nine-month period ended September 30, 2014, with Notes 1 to 38, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.

Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who submitted their limited review report on November 5, 2014, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of financial statements, the objective of which is to render an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3.

The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Buenos Aires.

4.

Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of the Company as of September 30, 2014 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements required by the National Securities Commission (N.T. 2013) and by Section 68 of the Rules and Regulations of the Buenos Aires Stock Exchange, the Supplementary and Explanatory Statement by the Board of Directors required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, and the Informative Review, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Buenos Aires, November 5, 2014.

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile:

Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

C.U.I.T. 30-70496280-7

1.

We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2014, and the related Income Statements, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the nine-month periods ended September 30, 2014 and 2013, as well as supplementary Notes 1 to 17 and Schedules A, B, C, D, E, G and H, which supplement them. Furthermore, we have performed a limited review of the Consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2014, and the Consolidated Income Statements and Consolidated Statements of Cash Flows and Cash Equivalents for the nine-month periods ended September 30, 2014 and 2013, together with Notes 1 to 38, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.

Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company’s staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its Shareholders’ Equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.

The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16 to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Buenos Aires.

4.

On February 18, 2014, we issued our audit report on the Company’s financial statements and consolidated financial statements for the fiscal years ended December 31, 2013 and 2012 with an unqualified opinion regarding the Argentine Central Bank regulations and an except-for qualification due to departures from professional accounting standards similar to those indicated in item 3 above.

5.

Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2013 and 2012 mentioned in item 4 of this report, we express the following:

a)

the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2014 and 2013 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

b)

the comparative information included in the stand-alone and consolidated balance sheet and in supplementary Notes and Schedules to the accompanying financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2013.

6.	As called for by the regulations in force, we report that:

a)

the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)

we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and Title IV, Chapter III, Article 12 of the amended text of the regulations of the National Securities Commission (N.T. 2013), the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and the Informative Review, about which, insofar as concerns our field of competence, we have no significant observations to make.

d)

as of September 30, 2014, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 71,415.84, which was not yet due at that date.

e)	as required by Article 2 of General Resolution No. 595 issued by the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;
e.2)	the investment in Banco de Galicia y Buenos Aires S.A. represents 94.26% of Grupo Financiero Galicia S.A.’s assets and it is the Company’s main asset.
e.3)	95.35% of Grupo Financiero Galicia S.A.’s income stems from the equity investment in the Bank mentioned in e.2);
e.4)	Grupo Financiero Galicia S.A. holds a 100% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in e.2).

Buenos Aires, November 5, 2014.

PRICE WATERHOUSE & CO. S.R.L.